UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date: 07 November 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 07 November 2024 — National Grid plc Half-Year Results 2024/25

Exhibit 99.1

London | 7 November 2024: National Grid, a leading energy transmission and distribution company, today announces its Half-Year results for the period ended 30 September 2024.

Delivering investment at pace, in an exciting new era of growth

John Pettigrew, Chief Executive, said:
"Over the last six months, the exciting momentum within National Grid has continued as we deliver an unprecedented step up in capital investment. We successfully completed the £7 billion Rights Issue, underpinning our ability to deliver our five-year, £60 billion investment plan at pace. Delivery is well underway with investment increasing to a record £4.6 billion in the first half of this year. In the UK, work on our 17 major onshore and offshore transmission projects is moving forward, in consultation with our communities and stakeholders, and we are well progressed in securing the supply chain for all these projects. In the US, we've made good progress on our $4 billion Upstate Upgrade in New York, and delivered further gas mains replacement and network reinforcement across our communities.

We've been encouraged by policy and regulatory progress on both sides of the Atlantic. In the UK, we sold the Electricity System Operator to government, and Ofgem's publication of the sector specific methodology decision marked the next step in the RIIO-T3 regulatory process. In the US, we have new rates for our downstate New York gas business, and for our Massachusetts Electric business, giving us greater visibility on investment plans.

National Grid is delivering a new and exciting phase of growth with an attractive investor proposition underpinned by high quality asset growth, strong earnings growth and an inflation protected dividend. We remain focused on playing our role in the energy transition and the responsible delivery of the new infrastructure required to enable the digital, electrified economies of the future."

Financial Summary Six months ended 30 September: continuing operations only (not including UK Gas Transmission)
	Statutory results			Underlying1,2
Unaudited	2024	2023	% change	2024	2023	% change
Operating profit (£m)	1,309	1,985	(34%)	2,046	1,796	14%
Profit before tax (£m)	684	1,371	(50%)	1,436	1,144	26%
Earnings per share3 (p)	12.6	26.7	(53%)	28.1	25.9	8%
Dividend per share (p)	15.84	19.40	(18%)
Dividend per share (rebased) (p)				15.84	14.98	6%
Capital investment4 (£m)	4,603	3,946	17%
1.
'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements, major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED). Further detail and definitions for all alternative performance measures (including constant currency) are provided from page 59.
2.
Comparatives restated for the change in our underlying earnings definition to remove the deferred tax in our UK regulated businesses (NGET and NGED).
3.
Comparatives restated for the impact of the bonus element of the Rights Issue (see note 9).
4.
Our definition of capital investment was amended in 2023/24 to align with our statutory measure (see note 2(c) to the financial statements). Comparative amounts have been restated.

Highlights

Good financial performance across the half year
■
Underlying operating profit on a continuing basis of £2.0 billion, an increase of 14% at actual exchange rates (15% at constant currency) versus the prior period. This was principally driven by: increased rates in our New York businesses; higher revenues in UK Electricity Transmission; a lower charge to the environmental provision in New York; and a higher contribution from the UK Electricity System Operator (ESO); partially offset by lower profits in National Grid Ventures (NGV).
■
Underlying EPS from continuing operations of 28.1p, up from 25.9p in the prior period, driven primarily by the above factors and lower net finance costs, partially offset by the increased share count following the Rights Issue in June 2024.
■
Statutory operating profit down 34% to £1.3 billion, driven principally by adverse timing movements primarily in ESO. Statutory EPS of 12.6p, down from 26.7p in the prior period.
■
Interim dividend of 15.84p/ordinary share. This represents 35% of the total rebased dividend per share of 45.26p in respect of the last financial year to 31 March 2024, in line with the Group's dividend policy (see page 63 for calculation).

Highlights continued
Record capital investment driving the energy transition
■
Capital investment of £4.6 billion for continuing operations, £657 million higher than the prior period (£726 million higher at constant currency). This was principally driven by higher connection spend in UK Electricity Transmission, and increased spend on early Accelerated Strategic Transmission Investment (ASTI) projects; higher spend in New York through our Smart Path Connect and Climate Leadership and Community Protection Act (CLCPA) electric transmission projects, as well as additional gas network spend in our Leak Prone Pipe (LPP) replacement programme; partially offset by lower spend at Viking Link following commissioning in the prior year; and the ESO being classified as held for sale.

Evolving our strategy to focus on our pureplay energy networks
■
Successfully completed the £7 billion equity raise with proceeds received in June.
■
   Moved forward with the initial phase of our significantly higher capital investment plan which, over the next five years, will be almost double the investment compared to the last five years.
■
National Grid Renewables and Grain LNG classified as held for sale following announced intention to sell both businesses.
■
Sold the ESO to the UK government for an enterprise value of £630 million[1] (transaction completed 1 October).
■
Completed the sale of the final 20% equity interest in National Gas Transmission to a consortium of long-term infrastructure investors led by Macquarie Asset Management.
■
£58 million of cumulative synergy benefits now delivered across the Group as a result of the UK Electricity Distribution acquisition - on track to reach our £100 million target by the end of 2025/26.

Progressing the new phase of capital delivery
■
Good progress on our early ASTI investments, commencing construction on five of our 17 projects: Yorkshire Green; North London reinforcement; Eastern Green Links 1 (EGL1) and 2 (EGL2) joint ventures; and Bramford to Twinstead.
■
Held public consultations over the summer covering eight other ASTI projects, including 58 in-person consultations with over 7,600 people attending, and with 750 people through online webinars.
■
Working with seven strategic partners to agree the initial allocation of work under the Great Grid Partnership, our £9 billion supply chain framework to deliver nine ASTI projects.
■
On track to award all High Voltage Direct Current (HVDC) and converter station contracts for the remaining offshore ASTI projects in the first part of 2025.
■
Further progress on our 'Upstate Upgrade' in New York, with our Smart Path Connect project - the rebuild and upgrade of 110 circuit miles of transmission lines in upstate New York - reaching the halfway point of construction, slightly ahead of schedule.
■
Good progress on construction of our CLCPA Phase 1 projects. Issued a procurement and construction Request for Proposal (RFP) for our CLCPA Phase 2 projects.

Delivering customer connections across our networks
■
On course to connect a further 4.5 GW of new projects to our UK Electricity Transmission network in 2024/25, versus 3.4 GW in 2023/24.
■
Connected 269 MW of new projects across our UK Electricity Distribution network (including 196 MW solar, 67 MW energy storage).

Highlights continued
Good regulatory and policy progress
■
Ofgem published the RIIO-T3 Sector Specific Methodology Decision (SSMD) which continues to recognise 'investability' as a priority when considering new price control regulation for RIIO-T3.
■
Responded to the UK government's consultation on the National Planning Policy Framework (NPPF) calling for the explicit recognition of electricity network infrastructure and its role in delivering the government's energy objectives.
■
Welcomed Ofgem's open letter on connections reform, directing the ESO and industry to consider stronger alignment between future connection arrangements and government strategic energy plans.
■
New three-year rate agreement approved by the New York Public Service Commission (PSC) for our downstate gas distribution business, KEDNY-KEDLI.
■
New five-year rate order issued by the Massachusetts Department of Public Utilities (DPU) for our Massachusetts Electric (MECO) business.
■
Filed for new rates for Niagara Mohawk (NIMO), our upstate New York electric and gas distribution business.
■
Our Electric Sector Modernization Plan (ESMP) was approved by the DPU as a strategic roadmap, outlining the incremental investment required in our electric network over the next five years to help deliver Massachusetts' clean energy goals.
■
Ofgem consultation launched on Offshore Hybrid Asset (OHA) regulatory framework to support first-of-a-kind OHAs.

Delivering on our responsible business commitments
■
Published our second Climate Transition Plan (CTP), outlining our greenhouse gas emissions reduction targets and our roadmap to achieve net zero by 2050.
■
Employees volunteered over 40,000 hours across communities during the half year. Now achieved 44% of our 10-year Group commitment of volunteering 500,000 hours.
■
Board diversity remained at 45.5%; Group Executive diversity at 53.9%. Since year end, gender and ethnically diverse colleagues have risen from circa 7,100 to 7,400 and 5,300 to 5,600 respectively [2].

Financial Outlook and Guidance
■
Guidance is based on our continuing businesses, as defined by IFRS and includes the contribution of the ESO up until disposal. It excludes the minority stake in National Gas Transmission, which was classified as a discontinued operation until disposal.
■
Financial outlook over the five-year period from 2024/25 to 2028/29:
■
total cumulative capital investment of around £60 billion;
■
Group asset growth CAGRi of around 10% backed by strong balance sheet;
■
driving underlying EPS CAGRii of 6-8% from a 2024/25 EPS baseline;
■
credit metrics consistent with current Group rating; and
■
regulatory gearing to fall to the low-60% range by March 2025, then expected to trend towards the high-60% range by the end of RIIO-T3.
■
For 2024/25 underlying EPS we continue to expect strong operational performance reflecting year-on-year operating profit growth of around 10%, as well as reduced financing costs due to lower average net debt. We anticipate the additional share count from the Rights Issue to largely offset this improved performance. We then expect an underlying EPS CAGR of 6-8% from a 2024/25 baseline, through to 2028/29. Please refer to the detail in the Five-Year Financial Framework and 2024/25 Forward Guidance on pages 15 to 17.

I.
Group asset compound annual growth rate from a FY24 baseline. Forward years based on assumed USD FX rate of 1.25; and long run UK CPIH and US CPI. Assumes sale of ESO, Grain LNG, and National Grid Renewables before 2029. Assumes 20% stake in National Gas Transmission treated as a discontinued operation and therefore does not contribute to Group asset growth.
II.
Underlying EPS compound annual growth rate from FY25 baseline. Forward years based on assumed USD FX rate of 1.25; long run UK CPIH, US CPI and interest rate assumptions and scrip uptake of 25%. Assumed sale of ESO in 2024/25; and sale of Grain LNG and National Grid Renewables before 2029. Assumed 20% stake in National Gas Transmission treated as a discontinued operation and therefore did not contribute to underlying EPS.

Financial Key Performance Indicators

As at and for the six months ended 30 September (£ million)	2024	2023	change %
Statutory operating profit (continuing) at actual currency:
UK Electricity Transmission	642	838	(23%)
UK Electricity Distribution	759	472	61%
UK Electricity System Operator	(213)	443	(148%)
New England	87	(47)	285%
New York	(50)	8	(725%)
National Grid Ventures	145	310	(53%)
Other	(61)	(39)	(56%)
Total statutory operating profit (continuing)	1,309	1,985	(34%)

Underlying operating profit (continuing) at constant currency1:
UK Electricity Transmission	724	656	10%
UK Electricity Distribution	573	563	2%
UK Electricity System Operator	115	34	238%
New England	237	211	12%
New York	288	115	150%
National Grid Ventures	147	219	(33%)
Other	(38)	(13)	(192%)
Total underlying operating profit (continuing)	2,046	1,785	15%

Capital investment (continuing) at constant currency:2
UK Electricity Transmission	1,290	899	43%
UK Electricity Distribution	647	608	6%
UK Electricity System Operator	-	75	(100%)
New England	814	764	7%
New York	1,569	1,217	29%
National Grid Ventures	279	312	(11%)
Other	4	2	100%
Total capital investment (continuing)	4,603	3,877	19%
1.
'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements, major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (NGET and NGED). Further detail and definitions for all alternative performance measures (including constant currency) are provided from page 59.
2.
Prior year comparatives have been restated to reflect the change in our 'capital investment' definition (previously an alternative performance measure, or APM), which now aligns with our statutory segmental disclosure of capital investment in note 2(c) to the financial statements and as such, is no longer considered to be an APM. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

Contacts
Investor Relations
Angela Broad	+44 (0) 7825 351 918
Tom Edwards	+44 (0) 7976 962 791
James Flanagan	+44 (0) 7970 778 952
Media
Danielle Dominey-Kent	+44 (0) 7977 054 575
Brunswick
Dan Roberts	+44 (0) 7980 959 590
Peter Hesse	+44 (0) 7834 502 412
Results presentation webcast
An audio webcast and live Q&A with management will be held at 09:15 (BST) today. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgrid.com/investors/events/results-centre

A replay of the webcast will be available soon after the event at the same link.

UK (and International)	+44 (0) 330 551 0200
UK (Toll Free)	0808 109 0700
US (Local)	+1 786 697 3501
Password	Quote "National Grid Half Year" when prompted by the operator

Use of Alternative Performance Measures (APMs)
Throughout this release we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on pages 59 to 64.

STRATEGIC OVERVIEW

Strong reliability performance during a period of high growth
National Grid has reported strong reliability across our UK and US networks for the half year.

Despite severe weather events across a number of our jurisdictions, our teams were thoroughly prepared and restored outages rapidly and well within regulatory requirements. This includes our New York region where the average time to restore 95% of customers was 12 hours, and in Massachusetts where the average time was 16 hours.

In the UK, the National Energy System Operator (NESO) recently published its Winter Outlook report for the UK. The NESO is forecasting an electricity capacity margin of 8.8%, slightly higher than last year's, and broadly in line with recent winters. In New York, the PSC published its Electric and Gas Utility Winter readiness report in October that sees adequate supplies of gas and electricity to meet the demands of residential and commercial customers across the state this winter.

Overall, we remain confident in delivering our usual high standard of reliability across our networks in the months ahead and remain vigilant as we move through winter in both the UK and the US.

Safety performance
During the half year, we recorded a Group Lost Time Injury Frequency Rate (LTIFR) of 0.10*, compared to 0.08 at year end and against our Group target of 0.10. We continue to make strong progress under our Stand Up for Safety campaign, launched in August 2022, and our three-year Group Safety Strategy. The campaign is underpinned by our company-wide principles of Safe to Say, Safe Choices, Safe to Stop and Safe to Learn. As we expand our investment programme with additional contractors, we have introduced Group-wide contractor management guidelines to improve oversight and drive consistency, and created supply chain task forces to integrate safety into our planning.

●
Employee and contractor lost time injury frequency rate per 100,000 hours worked.

Half-year operating financial performance
Our statutory operating profit is presented on page 18 which includes the impact of exceptional items, remeasurements, timing and the impact of deferred tax in our UK regulated businesses (NGET and NGED) and a reconciliation to our APMs is presented on page 61.

We achieved underlying operating profit on a continuing basis of £2.0 billion, an increase of 14% at actual exchange rates (15% at constant currency) versus the prior period. This was principally driven by: increased rates in our New York businesses; higher revenues in UK Electricity Transmission; a lower charge to the environmental provision in New York; and a higher contribution from the ESO; partially offset by lower profits in NGV.

Underlying operating profit - continuing operations1 Six months ended 30 September	At actual exchange rates			At constant currency
(£ million)	2024	2023	% change	2023	% change
UK Electricity Transmission	724	656	10%	656	10%
UK Electricity Distribution	573	563	2%	563	2%
UK Electricity System Operator	115	34	238%	34	238%
New England	237	218	9%	211	12%
New York	288	119	142%	115	150%
National Grid Ventures	147	219	(33%)	219	(33%)
Other	(38)	(13)	(192%)	(13)	(192%)
Total underlying operating profit	2,046	1,796	14%	1,785	15%
1.
'Underlying results' and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 59 to 64.

For the half year, Group capital investment for continuing operations reached £4,603 million, £657 million higher than the prior period at constant currency (£726 million higher at actual exchange rates). This was principally driven by higher connection spend in UK Electricity Transmission, and increased spend on early ASTI projects; higher spend in New York through our Smart Path Connect and CLCPA electric projects, as well as additional gas network spend in our LPP replacement programme; partially offset by lower spend at Viking Link following commissioning in the prior year; and the ESO being classified as held for sale.

Delivering a step change in infrastructure investment
As the energy transition accelerates at pace, National Grid is well positioned to deliver the significant increase in investment that we announced in May 2024.

At our Full Year results, we made several important announcements, launching a new phase of growth for the Company. These included:
■
a new five-year financial framework with around £60 billion of capital investment across the Group between now and 2029;
■
a £7 billion Rights Issue, forming a key part of our comprehensive funding plan to deliver this investment and growth;
■
a refreshed strategy, to become the pre-eminent pureplay networks business across our jurisdictions; and
■
our intention to sell our National Grid Renewables and Grain LNG businesses as we deliver this refreshed strategy.

During the last six months we have made good progress in delivering each of these. In June, we successfully completed the £7 billion equity raise, one of the largest ever rights issues by a UK listed company. National Grid Renewables and Grain LNG are now held for sale following our announced intention to sell both businesses; and we continue to move forward with the significant uplift in our capital investment plan which, over the next five years, will be almost double the investment delivered over the last five years. This is being driven primarily by the large increase in UK investment through our ASTI projects, as well as continued investment in our US energy networks, including our Upstate Upgrade in New York. Through these actions, we are positioning the Company to help deliver the energy transition in our jurisdictions, and to deliver for both our customers and shareholders.

Group portfolio changes in the Half Year
In September, we were pleased to reach agreement with the UK government on the terms of the sale of the ESO for an enterprise value of £630 million[3]. The transaction, which completed on 1 October, was an important milestone for the creation of an independent National Energy System Operator (NESO). The NESO will take on responsibility for strategic planning for Great Britain's energy infrastructure as well as advising the government and Ofgem on the most efficient way to achieve Great Britain's net zero goals. It represents the conclusion of several years' collaboration between National Grid, the government and Ofgem, with the decision to establish a 'future system operator' as an independent public corporation brought into law through the Energy Act 2023. Moving forward, we will partner with NESO colleagues in a new way as they formally take on responsibility for ensuring Great Britain's energy system is secure and affordable. There will be some services that we will continue to deliver to the NESO under transitional service agreements.

In the same month, we were pleased to complete the sale of the final 20% equity interest in National Gas Transmission to a consortium of long-term infrastructure investors led by Macquarie Asset Management. This followed the consortium exercising its option for the remaining 20% in July. The consideration for this equity stake was on equivalent financial terms to the original 60% transaction (acquired by the same consortium) that was completed in January 2023, and the 20% sale completed in March 2024. We now expect National Grid's asset base to move to around 80% electric by 2028/29, up from 60% in 2021.

Delivering the next phase of capital investment

During the half year, we delivered another record level of capital investment for a six-month period at £4,603 million, on track to deliver around £10 billion for the full year in line with guidance and our five-year financial framework. This has been driven principally by the significant increase in network investment we are seeing across both our UK and US jurisdictions.

UK - progress on ASTI project delivery
During the half year, we continued to make good progress on our early ASTI investments with construction commencing on five of our 17 projects. The five projects are:
■
Yorkshire Green - the upgrade and reinforcement of 40 kilometres of transmission lines in Yorkshire, including the installation of 33 new pylons and two new substations. Site access and establishment works began in June and continue to progress well.
■
North London reinforcement - replacing an existing 275 kV overhead line with a 400 kV line from Pelham substation, Hertfordshire, to Waltham Cross substation in Epping Forest, and then to Tottenham substation in Haringey. Site establishment works began in the summer and continue to progress well, including ground investigation works for the overhead lines.
■
Eastern Green Link 1 (EGL1) - our joint construction project with ScottishPower Energy Networks to deliver a 2 GW HVDC cable between Torness, Scotland, and County Durham, England, to help unlock Scotland's renewable energy reserves. Site establishment works began in September 2024.
■
Eastern Green Link 2 (EGL2) - our joint construction project with Scottish and Southern Energy Networks (SSEN) to construct a 2 GW HVDC cable between Peterhead, Scotland, and Drax, England. In September, we held simultaneous 'groundbreaking' ceremonies with SSEN at either end of the £4.3 billion project. This included the start of construction at the new Wren Hall converter station at Drax, North Yorkshire.
■
Bramford to Twinstead - our project to reinforce part of the East Coast transmission network through 18 kilometres of new overhead line and around 11 kilometres of underground cable. We began construction of the Twinstead Green Grid Supply Point in September 2023. In September this year, the project received a Development Consent Order from the Secretary of State for Energy Security and Net Zero. We are now mobilising this work across the wider project, having awarded Main Works Contracts to Balfour Beatty in the summer.

We are also in the final stages of procuring the supply chain for our Tilbury to Grain infrastructure upgrade. This project involves replacing the existing 1960s Thames Cable Tunnel beneath the Thames from Tilbury to Gravesend. The existing tunnel, which houses 400 kV transmission cables, is nearing the end of its useful life and our proposals include the construction of a new tunnel and cabling. Mains Works Contracts are due to be awarded later this year with construction to start in early 2025.

UK - ASTI project consultations
During the half year, we continued to make good progress on our other ASTI projects with public consultations held over the summer period covering eight other ASTI projects. In total, we held 58 in-person consultations across these projects with over 7,600 people attending those events, and we reached a further 750 people through online webinars. As part of our wider engagement to support these events, we sent over 250,000 targeted newsletters to the communities potentially impacted by our proposals.

This included the statutory consultation for the two Norwich to Tilbury projects where we are proposing to build 180 kilometres of new transmission line to reinforce the high voltage power network in East Anglia and enable the connection of new offshore wind generation. From 23 April through 15 July, we ran our first stage consultation for Eastern Green Link 3 (EGL3) and Eastern Green Link 4 (EGL4). Both projects are new offshore high voltage links between Scotland and England which, when commissioned, will together transmit enough electricity to supply up to four million homes. We anticipate submitting an application for development consent to the Planning Inspectorate in 2026.

Other consultations currently underway include:
■
Brinsworth to High Marnham overhead line upgrade - to build three new substations to support the upgrade of the existing Brinsworth to Chesterfield, and Chesterfield to High Marnham overhead lines from Yorkshire to Nottinghamshire.
■
Chesterfield to Willington new 400 kV line - to build a new 60-kilometre, 400 kV line between a new substation in Chesterfield and an existing substation at Willington, South Derbyshire. The new substation at Chesterfield to be consented as part of the Brinsworth to High Marnham upgrade project.
■
Sea Link offshore cable link - to reinforce the transmission network between Suffolk and Kent via a new, primarily offshore, cable link. Following our statutory consultation at the end of 2023, we undertook targeted local consultation over the summer. We anticipate submitting an application for a development consent order in early 2025.
■
North Humber to High Marnham new 400 kV line - to build a new 400 kV transmission line between a new substation in Hull, East Riding of Yorkshire, and a new substation at High Marnham in Nottinghamshire. The upgrade is required to increase the capability of the transmission network between the north of England and the Midlands, as well as to facilitate the connection of proposed new offshore wind planned in the area. Following our Stage 1 consultation in 2023, we ran a 'localised' consultation between 9 July and 6 August 2024 to seek views about a potential alternative corridor between South Wheatley and High Marnham.

UK - ASTI supply chain
Across our ASTI projects, mobilisation under the Great Grid Partnership is progressing well. This is part of a £9 billion supply chain framework to secure the network design and construction work to deliver nine ASTI projects and support projects beyond 2030. As part of this, we are working with seven strategic partners to agree on the initial allocation of work by the end of December 2024.

Our procurement programme for HVDC and converter stations is also entering its final stages, with contracts for the remaining offshore ASTI projects due to be awarded in the first part of 2025. Altogether, we are confident that by the first part of next year we will have secured the 'tier 1' supply contractors for all 17 confirmed ASTI projects that were awarded to us in our operational licences in 2023.

United States (New York) - Upstate Upgrade
In March 2024, we announced plans to invest more than $4 billion in transmission network infrastructure in New York. The 'Upstate Upgrade', the largest investment in New York's electricity transmission network for over a century, is a collection of more than 70 transmission enhancement projects through to 2030. In addition to delivering a modernised, stronger, and cleaner energy network in upstate New York, these projects will also generate over 1,700 new jobs.

Progress on these projects has continued during the half year, with a further $218 million capital investment. Our Smart Path Connect project - the rebuild and upgrade of 110 circuit miles of 230 kV to 345 kV transmission lines in northern New York - reached the halfway point of construction, slightly ahead of schedule. The project remains on track for energisation in December 2025.

On our $800 million CLCPA Phase 1 investment programme, construction has progressed well on the first stage of our substation upgrade. This also includes projects such as Inghams to Rotterdam circuit rebuilds (111 miles) to support 330 MW of incremental headroom capacity for renewable generation.

Our Upstate Upgrade also includes CLCPA Phase 2 investments, part of the $2.1 billion Phase 2 funding which covers 400 circuit miles of 115 kV line rebuilds, five new substations and nine line rating upgrade projects which support increasing our system capacity to connect additional renewable generation. This includes our Black River to Porter circuit rebuild projects which will upgrade approximately 172 circuit miles of our 115 kV system in Jefferson, Lewis, and Oneida counties, and our Colton to Nicholville circuit rebuild, which will upgrade approximately 18 miles of our 115 kV system in St. Lawrence County.

Through this investment, total network capacity in upstate New York will be increased supporting the interconnection of new renewable generation. During the half-year, the Procurement and Construction RFP covering Phase 2 investments was issued to the market. This follows the awarding of engineering contracts for transmission projects in October 2023. We continue to grow strategic relationships with major contractors as part of our Supply Chain Transformation programme launched in 2023, which seeks to deliver two major outcomes with suppliers to aid becoming a 'Client of Choice'. Firstly, to partner more closely with the supply chain to ensure our strategies and goals are aligned; and secondly, to use our scale as a group to secure wider, longer-term contracts with our suppliers.

UK regulatory and policy progress
We welcomed a number of developments in UK policy and regulation during the half year. Our engagement with the new UK government has been positive, reflecting the strength of our existing relationships as the administration begins to make progress against the energy priorities they set out, including the establishment of the NESO. In addition, we have also seen and welcomed Ofgem's SSMD document that continues to recognise 'investability' as a priority when considering the formation of new price control regulation for RIIO-T3.

Planning and permitting reform
In July, we were pleased to see the King's Speech (which sets out the government's legislative agenda) include expected legislation to reform the planning system. This will help accelerate the delivery of critical infrastructure, which National Grid has been advocating for in recent years. In the same month, the Ministry of Housing, Communities and Local Government (MHCLG) issued a consultation to seek views on proposed reforms to the National Planning Policy Framework (NPPF). As part of the consultation, proposed amendments were made to give significant weight to benefits associated with renewable and low carbon energy generation when assessing planning proposals.

We responded to the consultation with a number of key points, including the need to:
■
recognise electricity network infrastructure and its role in delivering the government's energy objectives;
■
ensure existing network assets are protected in any new grey belt developments; and
■
recognise the importance of network upgrades and connections to facilitate the modern, digital economy, including data centres.

The consultation closed on 24 September and we now await the government's response.

RIIO-T3 and Sector Specific Methodology Decision
In July, Ofgem published its SSMD for our UK Electricity Transmission business relating to the RIIO-T3 regulatory period (effective from April 2026 through to March 2031). This follows the regulator's Sector Specific Methodology Consultation (SSMC) in December 2023 which recognised the need to deliver clear signals as well as certainty for investors that projects are viable, investable and deliverable. As part of this consultation, we highlighted the need for regulation to allow projects to move at pace, and that the financial framework must reflect the scale of the investment we need to deliver over the RIIO-T3 period.

Overall, we welcomed Ofgem's recognition in the SSMD that an appropriate financial framework is required to retain and attract capital that the sector requires as we embark on a significant step up in investment. The regulator set out an initial cost of equity range of 4.57-6.35% which it will use as it considers cross checks, forward-looking risks, and the need to ensure the price control is 'investable'. Within the SSMD, Ofgem also concluded its inflation consultation, with the introduction of a nominal return on fixed rate debt, which will allow better matching of allowances to actual debt costs and faster recovery of cash.

Submission of Company business plans in December 2024 is the next step of a regulatory process that will run through to the final determination at the end of 2025. We will include the outcomes of SSMD in our UK Electricity Transmission business plan for RIIO-T3, and we will continue to engage constructively with Ofgem, as well as wider stakeholders, to agree the right policy and regulatory frameworks to deliver a net zero energy system.

Connections reform - progress across our networks
At the end of September, the transmission connection pipeline for Great Britain stood at 552 GW, with 417 GW of this capacity contracted to connect to our transmission network in England & Wales. We are pleased that we now have consensus with Government, Ofgem and the NESO on the need to reduce and reorder the connections pipeline to ensure that priority is placed on connecting the right technologies in the right places at the right time, to help reach the UK's net zero goals. To this end, the NESO and Ofgem continue to work through the reform process to put in place a long-term solution.

In June 2023, the ESO recommended the implementation of the Target Model Option Four (TMO4) designed to reform the connections process. TMO4 is based upon a 'first ready, first connected' approach to connections, rather than the current 'first to contract, first to connect' system. Under TMO4, new projects would enter the connections process at a 'first gate' and would be required to satisfy criteria to arrive at a 'second gate'. The second gate would allow the project to obtain a queue position and a connection date.

In September, we welcomed Ofgem's open letter on connections reform which directed the ESO and industry to consider stronger alignment between future connection arrangements and government strategic energy plans. This is consistent with a recommendation made by our UK Electricity Transmission business in our response to the ESO's TMO4 consultation, and we support the recommendation that 'strategic need' should be incorporated into the reformed connection arrangements criteria. The NESO will use Clean Power 2030 (see below) as a basis and plan to implement code changes to manage the connections queue based on technology needs. During the half year, the ESO continued to progress TMO4 with the process set to 'go live' in the second quarter of calendar year 2025 (we anticipate an Ofgem decision on the proposals in the first quarter).

Across our UK Electricity Distribution network, we have led the way through the industry's Technical Limits initiative where we signed 13 offers for over 283 MW of distribution network connections, with an average acceleration in connection date of around nine years (we were the first Distribution Network Operator (DNO) to connect a project under this initiative). We also removed 190 projects during the half year, amounting to 3.7 GW of capacity from the contracted connections queue. We are now focused on reallocating this capacity through better queue management to more ready projects.

During the half year, UK Electricity Distribution chaired the TMO4 impacts group for the Electricity Networks Association (ENA), taking a lead role in representing DNOs. In collaboration with other group members we are developing some further improvements to the revised connections queue management process. In addition, UK Electricity Distribution also created an internal team dedicated to the acceleration of connections and are updating internal policies to enable adoption of a 'first ready, first needed, first connected' approach.

Clean Power by 2030
In August, the government commissioned the ESO to provide "practical advice on achieving clean power by 2030 for Great Britain". This places a requirement on the NESO to provide a range of pathways that enables the government's clean power 2030 goal, including different energy generation and demand mixes. Based on these scenarios, the NESO presented a view of a number of network reinforcements required to deliver Clean Power 2030 alongside wider analysis such as opportunities, risks and actions needed to enable delivery of the pathways. As part of this, the NESO has been working with DNOs to understand how demand flexibility can be used as an effective lever to help balance a clean energy system.

From a connections perspective, the NESO, Ofgem and government are aligned that the CP2030 scenario will feed into the 'system need' criteria under the NESO's new TMO4 gated process, a key enabler to rationalising the connection pipeline (see above).

Strategic planning for energy infrastructure
In October, the UK, Scottish and Welsh governments jointly commissioned the NESO to produce a Strategic Spatial Energy Plan (SSEP) for Great Britain. This will take a longer-term view of a spatial strategy for energy infrastructure, serving as a 'blueprint' from which future plans will flow, such as the Centralised Strategic Network Plan (CSNP). The stated goal of the SSEP is "to help accelerate and optimise the transition to clean, affordable and secure energy across Great Britain", and while it is ultimately anticipated to cover the whole energy system, its first iteration will focus on infrastructure for electricity generation and storage, including relevant hydrogen assets. NESO will publish its consultation on methodology for the SSEP later this year, and deliver the plan in 2026.

Ofgem RIIO-ED3 Framework Consultation
On 6 November, Ofgem released its RIIO-ED3 Framework Consultation which asks 65 wide-ranging questions to help shape the next price control. All NESO published pathways show increased electrification of demand and decentralised renewable generation during ED3 and beyond. Ofgem stated in the framework consultation that ensuring electricity distribution networks have the necessary capacity is a key priority for the ED3 framework. We expect to submit a response early in the new year.

US regulatory and policy progress

We have continued to see good regulatory and policy progress across our US jurisdictions during the half year.

New York rate agreements and filings
On 10 April 2024, we filed a Joint Proposal with the New York Public Service Commission (PSC) for a three-year rate settlement at our downstate gas distribution businesses, KEDNY and KEDLI. The Joint Proposal was approved by the Commission on 15 August. The rate agreement included funding for capital investment of $924 million for KEDNY and $646 million for KEDLI in the first rate year (an increase of around 30% on 2022/23), and a Return on Equity (RoE) of 9.35% which compares to 8.8% under the prior rate settlement. It will fund programmes necessary to modernise the gas network and continue a safe and reliable service for our customers. In addition, it maintains a focus on customer affordability through bill assistance programmes, and includes initiatives to reduce methane emissions, promote non-gas alternatives, and expand energy efficiency in support of the State's environmental goals.

On 28 May, we filed for new rates for our Niagara Mohawk (NIMO) electric and gas distribution business in upstate New York. We requested a four-year rate plan with a 10.0% RoE; $1.7 billion capital investment for electric, and $338 million for gas, in the first rate year; and a revenue increase of $525 million for electric and $148 million for gas, also in the first rate year. In addition, the filing includes targeted programmes to better serve residential, commercial and industrial customers, and enhanced energy affordability programmes and services to enable clean energy and energy efficiency benefits for disadvantaged communities.

On 26 September, the PSC and twelve other parties submitted responses to our NIMO rate filing. The PSC proposed a lower increase to our revenue and capital expenditure requirements, but also supported key elements of our filing including a RoE of 9.5% versus our current allowed RoE of 9.0%. In addition, the PSC supported increased funding for major and minor storms and is also supportive of proposed investments and programmes to run the core business. The filing continues to progress and we anticipate an outcome of the rate filing in spring/summer 2025.

New York regulatory proceedings
In August 2024, the New York PSC initiated a proceeding to proactively identify and develop future grid infrastructure needs to address energy loads driven initially by transportation and building electrification. The PSC directed New York's utility providers to submit a portfolio of urgent electric infrastructure upgrades to address the demand from electric vehicles and electrification of buildings. Each utility project proposal, including National Grid's, are due to be submitted to the PSC in November 2024. The PSC also required the New York utilities to jointly develop a long-term proactive planning and cost recovery framework to meet continued demands from electrification, including from industrial load and demand attributable to economic development. The proactive planning framework is due to be submitted to the PSC in December 2024.

Massachusetts rate orders and filings
On 30 September, the Massachusetts Department of Public Utilities (DPU) issued a 5-year rate case order for our Massachusetts Electric business (MECO). This follows the filing for new rates that we made in November 2023. The order was only the second issued by the current DPU Commission following the change in the Massachusetts administration.

One of the key features of this innovative rate order is a new capital recovery mechanism that adjusts annually to recover MECO's increases in core investment costs, up to a recovery cap equivalent to 3% of MECO's total annual revenue. The tracker will reduce the time taken to recover capital spend enabling us to earn closer to the allowed RoE moving forward. Other features included: a RoE of 9.35%; a Performance Based Rate Mechanism to provide inflation protection against core operations and maintenance (O&M) expense; improved recovery of storm costs with an incremental $60 million per year; and an earnings sharing mechanism triggered when actual RoE exceeds 100 basis points above the allowed RoE, with incremental earnings shared 75/25 between customers and the company. Additionally, the order includes approval of the first-of-its-kind tiered low-income discount rate which is designed to address energy burdens and promote rate equity. New rates became effective on 1 October 2024.

Massachusetts Electric Sector Modernization Plan outcome
On 29 August, we welcomed the DPU's order approving our Electric Sector Modernization Plan (ESMP). The proposed plan, filed with the DPU in January 2023, outlines the investment required in our electric distribution network over the next five years and beyond to help the state meet its clean energy goals under the 2050 Clean Energy and Climate Plan (CECP). It proposes up to $2 billion investment over the next five years across the following areas: network infrastructure, including upgraded power lines, transformers, substations; technology and platforms, including new planning tools for smarter decision making; new data and monitoring systems; and customer programmes, including help for customers seeking to reduce their carbon footprint and drive smart energy use.

The ESMP cost recovery mechanism will be determined in a future proceeding that will conclude by 30 June 2025, as will the final level of investment and projects. As a result, the ESMP start date is scheduled for 1 July 2025 for a duration of five years, concluding 30 June 2030. All electric utilities in Massachusetts will have an ESMP across this period and each is expected to provide the DPU with forecasts by September 2029 for the next ESMP which is expected to run from 2030 through 2035.

FERC regulatory proceedings
Whilst not directly applicable to the Group, in October the Federal Energy Regulatory Commission (FERC) issued a decision to change FERC's RoE methodology for the Midcontinent Independent System Operator (MISO) region which lowered RoEs. Given pending cases filed at FERC over the last decade challenging New England RoE methodology, the Group will continue to monitor these regulatory proceedings.

Progress at National Grid Ventures (NGV)

Community Offshore Wind (COSW)
COSW, our joint venture with RWE, continues to respond to offshore wind solicitations from the authorities in New York and New Jersey to secure offtake contracts for the 3 GW+ seabed lease in the New York Bight.

In July 2024, COSW submitted an offtake bid for up to 1.3 GW in response to the New Jersey Board of Public Utilities (BPU) solicitation. This was followed in October with offtake bids of up to 2.7 GW to the New York State Energy Research and Development Authority (NYSERDA). We await selection decisions, expected by the end of calendar year 2024.

US NGV transmission projects
During the half year, our New York Transco joint venture submitted its 'Energy Link NY' proposals to the New York Independent System Operator (NYISO) for the city's Public Policy Transmission Need (NY PPTN). The project would consist of multiple HVDC transmission links to connect over 5 GW of offshore wind to the New York City grid network. NYISO is currently evaluating proposals from four bidders and plans to make an award in the second half of calendar year 2025.

UK Offshore Hybrid Assets (OHAs)

We have continued to lead the way on future interconnector development and continue to work with Ofgem to establish the regulatory regime for Offshore Hybrid Assets (OHAs). OHAs are the next phase of interconnection, not only linking two countries but also connecting with offshore wind generation. Our projects, LionLink (a joint venture with TenneT), and Nautilus (a joint venture with Elia) are two UK pilots that would fall into this asset class, paving the way for a more efficient and interconnected North Sea grid. We expect Ofgem to confirm the LionLink and Nautilus OHA regulatory framework parameters by the end of this calendar year. This will enable us to progress to a Final Investment Decision (FID) during 2027/28.

Delivering our synergy target - Electricity Distribution
Following the acquisition of UK Electricity Distribution, we have continued to make good progress on achieving £100 million of group synergies before the end of 2025/26. During the half year, we delivered further synergies to take the cumulative total to £58 million, over half of our target. This has been achieved through: (a) leveraging our increased buying power and supplier base across the Group including bulk purchase of assets and contract optimisation; (b) shared sites and operational delivery, where we are reviewing how we can work collaboratively across 48 joint UK Electricity Transmission and UK Electricity Distribution sites, with pilots at Rugeley and Willington underway; and c) cost savings through IT and insurance initiatives.

Our responsible business commitments
National Grid has a critical role in enabling net zero and ensuring that the benefits of the energy transition are shared with everyone. This responsibility is integral to our core strategy and underpins our Responsible Business Fundamentals - ensuring safe and reliable operations, living our values, whilst influencing and expecting the same of our partners and supply chain.

During the half year, we published our second Climate Transition Plan (CTP) which outlines our greenhouse gas (GHG) emissions reduction targets and our roadmap to achieve net zero by 2050. This refreshed CTP provides a credible pathway to meet our science-based climate targets, encompassing both direct actions and dependencies on policies, regulations and the decarbonisation of our supply chains. It is important to note that emissions reductions will not follow a linear trajectory, resulting in potential year-on-year fluctuations.

Combustion of oil and gas at our National Grid Generation facilities on Long Island is a key source of our Scope 1 emissions. These assets experienced a notable increase in generation this year, attributable to contractual obligations with the Long Island Power Authority (LIPA), as National Grid fulfilled a temporary surge in demand. This was due to an unplanned maintenance outage at a third-party power plant which was brought back into service in August. Generation running conditions are expected to remain as normal for the remainder of the year, provided there are no other unforeseen circumstances. We therefore expect 2024/25 scope 1 GHG emissions to be higher than 2023/24.

SF6 emissions from our electric equipment is another focus area of Scope 1 emissions, the majority of which (~80%) is in our UK Electricity Transmission network. During the half year, UK Electricity Transmission made good progress repairing leaks. Additionally, Ofgem's Strategic Innovation Fund (SIF) recently awarded UK Electricity Transmission £8.5 million for a project to develop a long-term strategy to reduce SF6 dependency in consultation with industry partners.

To help reduce our Scope 3 GHG emissions, we have continued to engage with key strategic suppliers that form a large part of our emissions linked to the goods and services we procure. We closely collaborate to ensure transparency and understanding of our new Science-Based Targets. Given our involvement in global supply chains, achieving emissions reductions in our construction projects relies on close collaboration with suppliers.

Across the Group, our colleagues have volunteered 40,707 hours in our communities during the half year (15,508 in the UK and 25,199 in the US). Cumulatively, National Grid colleagues have now volunteered 220,187 hours since the publication of the Responsible Business Charter in 2020, achieving 44% of our ten-year Group commitment of 500,000 hours.

Since the end of 2023/24, the overall Board diversity has remained at 45.5%. Individually, the Board aspires to comprise at least one Director from a minority ethnic background and at least 40% women. Presently, two Directors are from an ethnic minority background but, as a result of recent changes in Board composition, female representation currently stands at 36.4%. Given the Board's desire to stagger the induction of new Directors, gender balance is expected to be restored in due course. There is no change in the overall diversity of our Group Executive since 2023/24 which stands at 53.9%. Since year end, gender and ethnically diverse colleagues have risen from circa 7,100 to 7,400 and 5,300 to 5,600 respectively[4].

We are pleased that our efforts to create an inclusive environment are being recognised by third parties. National Grid has been rated one of the top 50 employers in the UK for social mobility. The Social Mobility Index (SMI) is the leading authority on employer-led social mobility and was created to provide annual benchmarking and assessments for UK employers. Last year, we made good progress, moving from ranking 71 to 49; this year, we have made significant improvements in the right direction and improved our position by a further 7 places with a new ranking of 42.

In 2024 National Grid took part in the Workforce Disclosure Initiative for the seventh consecutive year. We were awarded a disclosure score of 85% compared to the sector average of 62%.

FIVE-YEAR FINANCIAL FRAMEWORK

Our five-year financial framework is based on our continuing businesses, as defined by IFRS, Grain LNG and National Grid Renewables until these businesses are disposed. It excludes the minority stake in National Gas Transmission, which was sold in September 2024, and includes contributions from the ESO until it was sold 1 October 2024. The five-year financial framework assumes an exchange rate of £1:$1.25.

Capital investment and Group asset growth
We expect to invest around £60 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to 2028/29, with Group assets trending towards £100 billion by March 2029. Of the £60 billion investment over the five years to March 2029, around £51 billion is considered to be aligned with the principles of the EU Taxonomy legislation as at the date of reporting.

In the UK, we expect around £23 billion of investment in UK Electricity Transmission for asset health and anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. This also includes the investment across our 17 ASTI projects, as we invest in the critical infrastructure required to enable the energy transition and a decarbonised electricity network in the 2030s. We expect our UK Electricity Distribution network to invest around £8 billion over the five years to 2028/29 in asset replacement, reinforcement and new connections, facilitating the infrastructure for electric vehicles, heat pumps and directly connected generation.

In our US regulated businesses, we expect to invest around £17 billion in New York, and £11 billion in New England, over the five years to 2028/29. From over half of our investment in the prior five-year plan going to safety related projects in our gas networks, we now expect to invest nearly 60% in this plan into our electricity networks, as we see a step up in investment for renewable connections, transmission network upgrades, and digital capabilities to enable the energy transition.

NGV has committed capex of around £1 billion over the five years to 2028/29, including the necessary maintenance investment across the six operational interconnectors.

With the large step up in investment, we expect to see higher Group asset growth of around 10% CAGR through to 2028/29.

Group gearing
We remain committed to a strong, overall investment grade credit rating. We expect to maintain credit metrics above our thresholds for our current Group credit ratings through to at least the end of the RIIO-T3 price control period, with current thresholds of 10% for S&P's FFO/adjusted net debt, and 7% for Moody's RCF/adjusted net debt. Having completed the Rights Issue, we expect regulatory gearing to be in the low 60% range by March 2025, and then expected to trend towards the high 60% range by the end of RIIO-T3.

Group earnings growth and dividend growth
We expect our CAGR in underlying EPS to be in the 6-8% range from a 2024/25 baseline*. This includes our long-run average scrip uptake assumption of 25% per annum, which will support our sustainable, progressive dividend policy into the future.

We will maintain a progressive level of total dividend growing from the 2023/24 dividend. This equates to a rebased DPS of 45.26p/share for 2023/24 which we aim to grow in line with UK CPIH in keeping with the current dividend policy (for details of our dividend policy please refer to page 22).

●
For more detail on underlying EPS guidance, see the 2024/25 Forward Guidance section.

2024/25 FORWARD GUIDANCE
This forward guidance is based on our continuing businesses, as defined by IFRS. It excludes the minority stake in National Gas Transmission which was classified as held for sale within discontinued operations before it was sold on 26 September 2024. The guidance includes businesses classified as held for sale within continuing operations; namely the ESO before it was sold on 1 October 2024 as well as Grain LNG and National Grid Renewables which were classified as held for sale on 30 September 2024.

The forward guidance contained in this statement should be reviewed, together with the forward-looking statements set out in this release, in the context of the cautionary statement. The forward guidance in this section is presented on an underlying basis and excludes remeasurements and exceptional items, deferrable major storm costs (when greater than $100 million), timing and the impact on underlying results of deferred tax in our UK regulated businesses (UK Electricity Transmission and UK Electricity Distribution). The 2024/25 forward guidance assumes an exchange rate of £1:$1.30.

UK Electricity Transmission
Underlying net revenue is expected to increase by over £150 million compared to 2023/24 primarily driven by higher allowances as a result of growing RAV, including returns on increasing ASTI investment, and indexation. Depreciation is expected to be up to £50 million higher in the year due to the increasing asset base.

We expect to deliver around 100 bps of outperformance in the fourth year of RIIO-T2 in Operational Return on Equity. This is in line with our target to deliver 100 basis points of operational outperformance on average through the five-year period of the RIIO-T2 price control.

UK Electricity Distribution
Underlying net revenue is expected to increase by around £100 million compared to 2023/24, driven by allowances on a higher RAV following continued investment and indexation. Depreciation is expected to offset around a third of this increase, reflecting the increasing asset base.

In line with our target, we expect to deliver around 100-125 basis points of outperformance in the second year of RIIO-ED2 in operational Return on Equity.

UK Electricity System Operator (ESO)
Underlying operating profit is £115 million, reflecting the contribution up until sale on 1 October 2024.

New England
Underlying net revenue is expected to be over $270 million higher, driven by rate increases. This is expected to be offset by around $80 million higher depreciation as a result of the increasing asset base and $70 million other costs, driven by continued investment and business growth.

Return on Equity for New England is expected to be slightly lower than 2023/24, which had a one-off benefit relating to the regulatory recovery of a historical property tax matter. Excluding the one-off benefits, New England Return on Equity is expected to modestly improve from 2023/24.

New York
Underlying net revenue is expected to be nearly $570 million higher, including increases from new rate settlements, primarily KEDNY/KEDLI. Depreciation is expected to be around $100 million higher, reflecting the increasing asset base, and other costs are expected to be around $30 million lower, driven by non-recurrence of environmental reserve increases which occurred in 2023/24 mostly offset by cost increases driven by the KEDNY/KEDLI rate case.

Return on Equity for New York is expected to be marginally improved from 2023/24 because of the KEDNY/KEDLI rate settlement.

NGV and Other activities
In NGV, we expect operating profit to be around £100 million lower than 2023/24 driven by expected lower interconnector revenues.

We also expect other activities' underlying operating loss to be greater year-on-year by around £50 million driven by expected lower returns from our captive insurance provider where we benefited from unusually low claims in 2023/24.

Joint Ventures and Associates
Our share of the profit after tax of joint ventures and associates is expected to be around £30 million lower than 2023/24 as a result of lower revenues in our joint venture interconnectors, and reflecting the classification of the Emerald Joint Venture as held for sale from the second half.

Interest and Tax (continuing operations)
Net finance costs in 2024/25 are expected to be over £100 million lower than 2023/24 as a result of expected favourable movements on inflation linked debt costs. Reduced costs also reflect the receipt of proceeds from the Rights Issue.

For the full year 2024/25, the underlying effective tax rate, excluding the share of post-tax profits from joint ventures and associates, is expected to be around 15%. This is calculated following the new definition of underlying earnings which excludes the impact of deferred tax on underlying results of our UK regulated businesses (UK Electricity Transmission and UK Electricity Distribution).

Investment, Growth and Net Debt
Overall Group capital investment for continuing operations in 2024/25 is expected to be around £10 billion.

Group asset growth is expected to be around 10% reflecting an increase in investment, predominantly increasing ASTI investment, offsetting lower UK RAV indexation.

Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment.

Operating cash flow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to decrease by over 10% compared to 2023/24 principally driven by the impact of ESO's significant 2023/24 timing over-recovery reversing in 2024/25, offset by increased underlying performance.

Net debt is expected to decrease by around £1.5 billion (from £43.6 billion as at 31 March 2024) at a GBP:USD rate of 1.30, driven by the receipt of proceeds from the Rights Issue largely financing our continued levels of significant investment in critical clean energy infrastructure, with regulatory gearing reducing to the low 60% range. The forecast reflects the sale proceeds from the ESO disposal and the remaining 20% stake in National Gas Transmission.

Weighted average number of shares (WAV) is expected to be approximately 4,700 million in 2024/25. This includes 929 million shares directly related to the Rights Issue, representing the full effect of the bonus element alongside a pro-rating of the fully subscribed shares. In accordance with IFRS, the number of fully paid shares are calculated as the number of shares, at the theoretical ex-rights price, that would generate the proceeds of the Rights Issue. The bonus shares are then the remaining new shares that are expected to be issued.

FINANCIAL REVIEW - HY 2024/25

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability, and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 59 to 64. Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, where these are in excess of $100 million (in aggregate) in the year; and (iii) the impact of deferred tax on underlying results in our UK regulated businesses (NGET and NGED); none of which give rise to economic gains or losses.

Financial summary for continuing operations - performance for the six months ended 30 September
(£ million)	2024	2023	change %
Accounting profit:
Gross revenue	7,961	8,489	(6%)
Other operating income	-	12	(100%)
Operating costs	(6,652)	(6,516)	(2%)
Statutory operating profit	1,309	1,985	(34%)
Net finance costs	(682)	(685)	-%
Share of joint ventures and associates (after tax)	57	71	(20%)
Tax	(112)	(307)	64%
Non-controlling interest	(1)	(1)	-%
Statutory IFRS earnings (see financial statements note 8)	571	1,063	(46%)
Exceptional items and remeasurements (after tax)	(101)	(101)	-%
Timing (after tax)	617	(87)	809%
Deferred tax on underlying profits in NGET and NGED	184	158	16%
Underlying earnings1	1,271	1,033	23%
EPS - statutory IFRS (pence) (see financial statements note 8)	12.6	26.7	(53%)
EPS - underlying1 (pence)	28.1	25.9	8%
Interim dividend per share (pence)	15.84	19.40	(18%)
Dividend per share (rebased)1,2 (pence)	15.84	14.98	6%

Capital investment:
Capital investment3	4,603	3,946	17%
1.
Non-GAAP alternative performance measures (APMs). For further details and reconciliation to GAAP measures, see 'Alternative performance measures/non-IFRS reconciliations' on pages 59 to 64. Our definition of underlying results was amended in to exclude the impact of deferred tax on our underlying results in our UK regulated businesses (NGET and NGED). Comparative amounts have been restated accordingly.
2.
Dividend per share (rebased) calculated by dividing the total dividend paid by to the total number of shares in issue following the Rights Issue.
3.
Our definition of capital investment was amended in 2023/24 to align with our statutory measure (see note 2). Comparative amounts have been restated.

Statutory IFRS earnings were £571 million in the first six months of the year, £492 million, or 46% lower than the six months to September 2023. The main reason for this decrease is a £942 million period-on-period adverse swing in timing (pre-tax), with net under-recoveries of £836 million in the first six months compared to £106 million net over-recoveries in the prior period. In our UK Electricity System Operator (ESO) business we over-collected by £409 million in the prior period, whereas this year we returned £479 million of prior period over-collections, resulting in a £888 million adverse period-on-period swing. Tax on timing for the current year was £219 million net credit (2023: £19 million net charge). The current period statutory results include £108 million (pre-tax) net exceptional gains, comprising: a £151 million credit representing the element of the ESO over-recovery that would be settled through the sale process, £42 million of charges for our major transformation programme and a £1 million movement on our US environmental provisions. The prior period included £42 million of (pre-tax) net exceptional gains, comprising: a £92 million net insurance credit in National Grid Ventures, £39 million of cost efficiency programme expenditure and £11 million of transaction, separation and integration costs. In the current period, tax on exceptional items was £11 million credit (2023: £1 million charge). Statutory results were adversely impacted by derivative remeasurements in this half year, with post-tax net losses of £18 million (2023: £58 million post-tax net gains). The expected future exceptional costs associated with our multi-year major transformation programme are anticipated to be in the region of £250 million over the period to 2028.

Underlying operating profit of £2,046 million was up 14% and underlying EPS of 28.1p was up 8% against the prior period. This was driven by improved performance in New York and UK Electricity Transmission and in our Commercial Property business, partly offset by lower underlying profits in National Grid Ventures and NG Partners. Underlying net revenues of £5,750 million were £204 million higher compared to the prior period, driven by higher UK regulated business revenues and increases in New England and New York rates. Regulated controllable costs were higher on a constant currency basis, with higher workload and inflationary increases being partly offset by efficiency savings. Pension and other post-employment benefit costs were higher than the prior period. Depreciation was higher from our ongoing investment programme, partly offset by the cessation of depreciation in UK Electricity System Operator following classification as 'held for sale'. Other costs were lower, principally related to environmental charges booked in NY in the prior year, partly offset by higher storm response costs, US property taxes and also higher costs to deliver outputs as agreed with our regulators which are offset by higher revenues. These factors resulted in underlying earnings of £1,271 million for the first six months of 2024/25, up £238 million or 23%.

Reconciliation of different measures of profitability and earnings
The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations
	Operating profit		Profit after tax		Earnings per share (pence)
(£ million)	2024	2023	2024	2023¹	2024	2023¹
Statutory results	1,309	1,985	572	1,064	12.6	26.7
Exceptional items and remeasurements	(99)	(83)	(101)	(101)	(2.2)	(2.5)
Adjusted results	1,210	1,902	471	963	10.4	24.2
Timing	836	(106)	617	(87)	13.6	(2.3)
Deferred tax on underlying results in NGET and NGED	-	-	184	158	4.1	4.0
Underlying results	2,046	1,796	1,272	1,034	28.1	25.9
1.
Comparative amounts for underlying results have been re-presented to reflect the change in definition to now exclude the impact of deferred tax on our underlying results in our UK regulated businesses (NGET and NGED).

Segmental income statement
The following tables set out the income statement on adjusted and underlying bases.
Segmental analysis for continuing operations
	Adjusted			Underlying
£ million	2024	2023	change %	2024	2023	change %
UK Electricity Transmission	642	839	(23%)	724	656	10%
UK Electricity Distribution	764	476	61%	573	563	2%
UK Electricity System Operator	(364)	443	(182%)	115	34	238%
New England	89	(32)	378%	237	218	9%
New York	(30)	(30)	-%	288	119	142%
National Grid Ventures	147	219	(33%)	147	219	(33%)
Other	(38)	(13)	(192%)	(38)	(13)	(192%)
Total operating profit	1,210	1,902	(36%)	2,046	1,796	14%
Net finance costs	(670)	(711)	(6%)	(670)	(711)	(6%)
Share of post-tax results of joint ventures and associates	60	59	2%	60	59	2%
Profit before tax	600	1,250	(52%)	1,436	1,144	26%
Tax	(129)	(287)	(55%)	(164)	(110)	49%
Profit after tax	471	963	(51%)	1,272	1,034	23%
EPS (pence)	10.4	24.2	(57%)	28.1	25.9	8%

UK Electricity Transmission statutory operating profit of £642 million was down from £838 million in the prior period. The prior period included £1 million of exceptional charges related to our cost efficiency programme. Adjusted operating profit included £265 million unfavourable timing swings (related to UK capital allowances legislation changes and lower incentives and volume under-recoveries). Underlying operating profit was £724 million compared to £656 million in the prior period. This increase was driven by £84 million higher underlying net revenues and a net £3 million reduction in controllable costs, partially offset by higher depreciation resulting from the higher asset base.

UK Electricity Distribution statutory operating profit of £759 million was up from £472 million in the prior period and included exceptional charges of £5 million for major transformation programme costs (2023: £4 million of transaction and integration costs). Adjusted operating profit increased by £288 million to £764 million (2023: £476 million) and included £278 million favourable timing swings mainly related to higher inflation recovery and higher volumes, partly offset by recovery of pass-through costs. Underlying operating profit increased by £10 million to £573 million (2023: £563 million). Underlying net revenues increased by £57 million, but were partially offset by higher controllable costs driven by increased workload and higher depreciation due to the higher asset base.

UK Electricity System Operator made a statutory operating loss of £213 million down from a statutory operating profit of £443 million in the prior period. There has been a material impact on both statutory and adjusted operating profit from an over-collection of allowed revenues during the prior year which are being returned to customers in the current period. This was due to the BSUoS fixed price tariff resulting in collected revenues significantly exceeding the balancing costs incurred during the prior period. This tariff is set ahead of the current financial year, with the objective of the ESO recovering the estimated system balancing costs forecast to arise in the current period. Current year statutory results include an exceptional credit of £151 million representing the element of the over-recovery that would be settled through the sale process. Adjusted operating loss was £364 million compared to £443 million adjusted operating profit in the prior period. Underlying operating profit was £115 million compared to £34 million in the prior period, principally as a result of the cessation of depreciation following classification as 'held for sale' since November 2023. National Grid ESO was sold to the UK government on 1 October 2024 for an agreed enterprise value of £630 million.

New England statutory operating profit of £87 million was up from a statutory operating loss of £47 million in the prior period. This included an exceptional charge of £6 million for major transformation programme costs (2023: £6 million as part of our cost efficiency programme and £3 million related to the disposal of NECO), along with commodity derivative remeasurement gains of £4 million (2023: £6 million losses). New England's adjusted operating profit of £89 million, was £121 million favourable to the prior period. This was principally driven by a £95 million favourable period-on-period timing swing, mainly related to lower commodity cost under-recoveries and the impact of energy efficiency programme cost under-recoveries in the prior period. In-year timing under-recoveries were £148 million (2023: £250 million under-recoveries, or £243 million under-recoveries at constant currency). Underlying operating profit was £237 million (2023: £218 million, or £211 million at constant currency), due to increases in underlying net revenues of £29 million (£60 million at constant currency) from higher rates (performance based regulation), increased returns in wholesale networks and higher revenues from capital trackers. Controllable costs were higher mainly as a result of inflation and increased workload, partly offset by efficiency savings. Depreciation increased from the higher asset base due to ongoing investment. Other costs were lower, mainly related to lower storm costs incurred compared to the prior period.

New York statutory operating loss of £50 million was down from a statutory operating profit of £8 million in the prior period and included an exceptional charge of £8 million for major transformation programme costs (2023: £9 million as part of our cost efficiency programme), net £1 million movement on environmental provisions (treated as exceptional in 2023/24), and commodity derivative remeasurement losses of £11 million (2023: £47 million gains). Adjusted operating loss of £30 million in the first six months was in line with the prior period, but included a £169 million adverse period-on-period timing swing, primarily from an under-collection of revenues from new rates in KEDNY and KEDLI and the return of prior year balances, partly offset by an over-collection of revenues to recover energy efficiency programme costs. In-year timing under-recoveries were £318 million (2023: £149 million, or £145 million at constant currency). Underlying operating profit was £288 million, £169 million higher than the prior period (£173 million higher at constant currency). Underlying net revenues were £82 million higher (£137 million higher at constant currency) principally due to increases from the approved KEDNY and KEDLI rate case. Controllable costs were largely flat compared to the prior period with inflationary and workload increases being offset by efficiency savings. Environmental provisions incurred in the prior period were not repeated in the current period (£128 million lower at constant currency). Other costs include £50 million higher storm costs compared to the prior period.

National Grid Ventures' statutory operating profit of £145 million was down from £310 million in the prior period mainly due to £92 million exceptional insurance proceeds related to IFA1 fire property damages. The prior period included £1 million of exceptional charges as part of our cost efficiency programme. In the current period, there were £2 million of losses related to derivative remeasurements on capacity contracts in NSL (2023: £nil). Adjusted operating profit of £147 million was £72 million lower than the prior period, driven by no repeat of prior year benefits in NSL (revenue cap adjustment 'catch-up'), in Grain LNG from sale of EU carbon trading credit, and the sale of our smart metering business; along with lower performance in Ventures' US businesses, partly offset by higher IFA1 revenues and commencement of the Viking Link interconnector which began operating in December 2023. On 30 September 2024, both our Grain LNG (UK) and our National Grid Renewables (US) businesses met the IFRS 5 criteria to be classified as held for sale.

'Other' activities' statutory operating loss of £61 million was down from a statutory operating profit of £39 million in the prior period. The current period includes exceptional charges of £26 million for major transformation programme costs (2023: £23 million charge as part of our cost efficiency programme). The adjusted operating loss of £38 million (2023: £13 million loss) was adverse to the prior period, due to fair value losses in NG Partners, along with lower captive insurance profits, partly offset by increased profits from higher site sales in our Commercial Property business.

Financing costs and tax
Net finance costs
Statutory net finance costs of £682 million were down from £685 million in the prior period and included derivative remeasurement gains of £12 million (2023: £26 million). Adjusted net finance costs for continuing operations of £670 million (2023: £711 million) were £41 million, or 6% lower than the prior period (£28 million, or 4% lower at constant currency). This was driven by interest benefits from the £7 billion Rights Issue proceeds received in June 2024 and lower inflation on RPI/CPI-linked debt, partly offset by refinancing costs and a higher discount unwind on provisions.

Joint ventures and associates
The Group's share of net profits from joint ventures and associates on a statutory basis was £57 million (2023: £71 million) and included derivative fair value remeasurement losses of £3 million (2023: £12 million gains). On an adjusted basis, the share of net profits from joint ventures and associates was broadly flat at £60 million (2023: £59 million).

Tax
The statutory tax charge for continuing operations was £112 million (2023: £307 million) including the impact of tax on exceptional items and remeasurements of £17 million credit (2023: £20 million charge). The adjusted tax charge for continuing operations was £129 million (2023: £287 million), resulting in an effective tax rate for continuing operations (excluding profits from joint ventures and associates) of 23.9% (2023: 24.1%). The underlying effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 11.9% (2023: 10.1%).

Our underlying tax (a non-GAAP measure) takes our adjusted tax charge and further excludes the tax impacts on timing and major storm costs and deferred tax in our UK regulated businesses (NGET and NGED). The underlying effective tax rate of 11.9% is higher than the prior period (10.1%), primarily due to the geographic profit mix of the Group and prior year adjustments, partly offset by a higher level of investment in NGET plc resulting in increased levels of capital allowances resulting in a larger deferred tax adjustment in NGET plc.

Net debt
Net debt is a measure derived from IFRS (comprising cash and cash equivalents, current financial investments, borrowings and bank overdrafts and financing derivatives) and is defined and reconciled to these balances in note 12 to the financial statements.

During the first six months of the year, net debt decreased to £38.5 billion, £5.1 billion lower than at 31 March 2024. This was significantly lower as a result of the receipt of £6.8 billion of proceeds (net of transaction costs) from the Rights Issue in June 2024. Movements in exchange rates benefited reported opening net debt by £1.3 billion, along with £0.7 billion of proceeds from the sale of our 20% interest in National Gas Transmission. In addition, cash generated from continuing operations of £2.7 billion and dividends received on financial investments of £0.1 billion were offset by £4.3 billion of cash outflows for capital investment (net of disposals) and movements in financial investment outside net debt, £0.1 billion of tax paid, £0.8 billion of interest outflows, £0.8 billion paid in dividends, £0.1 billion of accretions on index-linked debt and other non-cash movements.
During the period we raised around £1.8 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. As at 30 September 2024, we have £7.9 billion of committed facilities available for general corporate purposes.

There are no significant updates relating to credit rating agency actions. National Grid's balance sheet remains robust and we remain committed to a strong, overall investment grade credit rating.

Interim dividend
The Board has approved an interim dividend of 15.84p per ordinary share ($1.0196 per American Depositary Share). The interim dividend is expected to be paid on 14 January 2025 to shareholders on the register as at 22 November 2024.

As part of the Rights Issue, the Board announced that the overall cash dividend would be maintained, but the additional shares from the Rights Issue would result in a reduction to calculated dividend per share. The total dividend to shareholders (cash plus scrip) in respect of the financial year to 31 March 2024 was 58.52p per share (£1,455 million). The total dividend of £1,455 million spread across the higher number of shares following the Rights Issue equates to a 'rebased' dividend per share in respect of 2023/24 of 45.26p (see calculation on page 63). The Board will aim to grow this rebased annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments.

The scrip dividend alternative will again be offered in respect of the 2024/25 interim dividend. As previously announced, we do not expect to buy back any of the scrip shares issued during 2024/25.

GROWTH

A balanced portfolio to deliver asset and dividend growth
National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

£4.6 billion of capital investment for continuing operations across the Group
We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £4,603 million, an increase of £657 million or 17% at actual exchange rates (19% at constant currency) compared to the first half of 2023/24.

Group capital investment (continuing operations)
Six months ended 30 September (£ million)	At actual exchange rates			At constant currency
	2024	2023	% change	2023	% change
UK Electricity Transmission	1,290	899	43%	899	43%
UK Electricity Distribution	647	608	6%	608	6%
UK Electricity System Operator (ESO)	-	75	(100%)	75	(100%)
New England	814	789	3%	764	7%
New York	1,569	1,257	25%	1,217	29%
National Grid Ventures	279	316	(12%)	312	(11%)
Other	4	2	100%	2	100%
Total Group capital investment (continuing operations)	4,603	3,946	17%	3,877	19%

UK Electricity Transmission invested £1,290 million for the first six months of the year, an increase of £391 million on the prior period, primarily driven by increased spend on customer connections, early ASTI project spend, overhead lines, and Visual Impact Provisions (VIPs); partially offset by lower spend on the Hinkley connection project. For further information on our ASTI projects, please refer to page 8 of the Strategic Overview. UK Electricity Distribution invested £647 million, an increase of £39 million on the prior period, principally driven by planned asset health work and network reinforcement.

Investment in New York was £1,569 million, an increase of £312 million over the period at actual exchange rates (an increase of £352 million at constant currency). This was primarily driven by: (a) continued investment in our electric infrastructure with a ramp up of Smart Path Connect and CLCPA investment; and (b) gas main replacements across our gas distribution networks, including increased leak-prone pipe replacement. For New England, investment reached £814 million, an increase of £25 million at actual exchange rates (an increase of £50 million at constant currency). This was principally driven by a higher volume of asset condition projects in electricity distribution and transmission compared to the prior period, along with increased miles of replaced leak-prone pipe.

Investment in National Grid Ventures during the period was £279 million, a decrease of £37 million at actual exchange rates (£33 million at constant currency) on the prior period. The decrease was primarily through reduced expenditure on Viking Link following the commissioning of the asset, offset by spend on Grain LNG for the Cap25 capacity expansion programme and NG Renewables projects.

HALF-YEAR BUSINESS REVIEW

UK ELECTRICITY TRANSMISSION
■
Capital expenditure reached £1,290 million, up £391 million on the prior period. This increase was primarily driven by increased spend on customer connections, early ASTI projects, overhead lines and Visual Impact Provisions (VIPs), partially offset by lower spend on the Hinkley connection project.
■
Main capital investment projects remain on track, including:
■
London Power Tunnels 2 (LPT2) - the first of six circuits went live in August (Hurst-Crayford); significant progress made on the first fully SF6-free substation build at Bengeworth Road; cable installation in tunnels progressing well with works underway across all six circuit sections; over 1.3 million hours worked without a Lost Time Injury.
■
Hinkley Point C connection - majority of construction works on course to be completed by September 2025.
■
VIPs - Dorset and Peak District East VIPs now energised; Snowdonia and Cotswolds VIPs progressing; over 1,000,000 hours now worked without a Lost Time Injury.
■
On course to connect a further 4.5 GW of new projects to the transmission network in 2024/25, versus the 3.4 GW delivered in 2023/24.
■
Targeting delivery of the Sofia Offshore Wind Farm (a further 1.2 GW) by the end of the financial year.
■
Connected the 100 MW TagEnergy battery storage project in North Yorkshire, the largest transmission connected Battery Energy Storage System (BESS) in the UK.
■
Connected the Greenlink interconnector at Pembroke, Wales, a HVDC link owned by Partners Group and operated by the Irish electricity grid operator, EirGrid.
■
Continued to accelerate distributed connections, working with the ENA and all DNOs on the Technical Limits initiative (see page 11 of the Strategic Overview), aimed at releasing capacity for distribution networks to offer potential accelerated connections to customers:
■
By summer 2024, this had enabled close to 30 GW of capacity to be offered.
■
This equated to 250 projects being offered accelerations by DNOs with an average acceleration of 7.7 years.
■
Delivered a 27% reduction in SF6 emissions compared to the prior period through active intervention to fix and repair leaks over the second half of last year and this half year.

For further information on UK Electricity Transmission regulatory and connection progress, please refer to the Strategic Overview section, pages 10 to 11.

UK ELECTRICITY DISTRIBUTION
■
Capital expenditure reached £647 million, £39 million higher than the prior period principally driven by planned asset health work, new connections and network reinforcement.
■
£58 million of cumulative synergy benefits have now been delivered across the Group as a result of the UK Electricity Distribution acquisition.
■
Secured additional allowances through both the RIIO-ED1 'closeout' process for specified street works costs, and through RIIO-ED2 uncertainty mechanisms for additional investment in network resilience and security.
■
Connected 269 MW new projects, of which 263 MW was renewable plant (196 MW solar, 67 MW energy storage).
■
Connected 46,000 Low Carbon Technologies (LCTs), including 17,000 EV chargers (an increase of 40% compared to the prior half year), and 8,000 heat pumps (95% more than the prior half year).
■
Published our first annual vulnerability report, highlighting how we delivered record benefits of more than £23 million in fuel poverty savings in 2023/24, supporting close to 24,000 customers.
■
Published our first Distribution System Operator (DSO) report and panel assessment as part of the new DSO Incentive for RIIO-ED2. Ofgem announced that UK Electricity Distribution (NGED) scored 8.24/10, the second highest score of all UK Distribution Network Operators.
■
Through the DSO, awarded flexibility contracts for operation in 2025/26, including new trials for demand turn up/generation turn down markets.
■
Maintained a high level of customer satisfaction with a score of 9/10, and achieved 8.7/10 for major connections satisfaction.

For further information on UK Electricity Distribution regulatory and connection progress, please refer to the Strategic Overview section, pages 10 to 11.

NEW ENGLAND
■
Capital expenditure reached £814 million, £25 million higher (£50 million higher at constant currency) than the prior period principally driven by a higher volume of asset condition projects in Electricity Distribution and Transmission compared to the prior period, along with increased miles of replaced Leak Prone Pipe (LPP).
■
LPP replacement programme continued on track with 66 miles of pipeline replaced between the start of April and the end of September.
■
Delivered a strong storm response during the half year, particularly for two major events in April and July that had peak customer outages of 28,000 and 18,000 respectively. We have also benefited from greater installation of FLISR (Fault Location, Isolation and System Restoration) across the network with 31 successful operations restoring power to more than 40,000 customers in around one minute.
■
Completed construction on our transmission lines from Medway to Brayton Point with 760 structures installed over 50 miles over the last five years.
■
Good regulatory progress through a new five-year rate order for MECO, and DPU approval for our ESMP as a strategic roadmap. For more information, please see pages 12 to 13 in the Strategic Overview section.
■
Exited all remaining Transition Service Agreements for Rhode Island on 30 September.
■
All US customers (New England and New York) now on a single billing platform following the successful migration of 2.2 million accounts from older legacy systems.
■
Awarded funding from the Department of Energy for our proposed Brayton Point Transmission project. If built, the project will help the region accommodate more offshore wind power.
■
Recognised by the Northeast Gas Association for an Excellence in Safety Award, and by the American Gas Association for our Quality Assurance Best Practice Program (this programme carries out audits and inspections on our gas infrastructure work and is aligned with recommended practice for safe management of gas pipelines).

NEW YORK
■
Capital expenditure reached £1,569 million during the half year, an increase of £312 million at actual exchange rates (£352 million at constant currency) compared to the prior period. This was primarily driven by: (a) continued investment in our electric infrastructure with a focus on reinforcing the network, increasing capacity, and fulfilling our commitment to a clean and renewable energy future with a ramp up of Smart Path Connect and CLCPA investment; and (b) gas main replacements across our gas distribution networks, including our LPP and LNG tank replacement programmes.
■
Of our large-scale projects:
■
Smart Path Connect remains on track for energisation in December 2025. The $550 million project includes the rebuild and upgrade of approximately 55 miles (110 circuit miles) of our Adirondack-Porter 230 kV transmission circuits to 345 kV in Northern New York;
■
construction is ongoing on the first stage of our substation upgrade as part of the $800 million CLCPA Phase 1 funding for transmission upgrades; and
■
we received bids in October for the procurement and construction of transmission projects as part of the $2.1 billion CLCPA Phase 2 funding for transmission networks and modernising the electric network.
■
LPP replacement programme continued on track with 161 miles of pipeline replaced between the start of April and the end of September.
■
Good regulatory progress through a new three-year rate agreement for KEDNY-KEDLI, and the ongoing NIMO rate filing process. For more information, please refer to page 12 in the Strategic Overview section.
■
During the period, around 935,000 customers across our service territory experienced supply interruptions due to storms or severe weather events. Despite the increased storm activity, our average time to restore service to 95% of the affected customers for each event remained consistent at around 12 hours, aligning with the performance of the previous year. Compared to the previous year, a higher number of customers experienced interruptions (935,000 vs 375,000) despite a similar number of events (34 vs 32). However, our restoration times for 95% of affected customers remained similar, averaging between 9-12 hours for both years. Additionally, our New York and New England crews provided support to other utilities including AEP, Appalachian Power, Duke Energy and Tampa Electric in their restoration efforts following Hurricanes Helene and Milton.

NATIONAL GRID VENTURES (NGV)
■
Lower underlying operating profit than prior year primarily due to lower interconnector revenues (following a one-off catch up in North Sea Link (NSL) revenues in the prior year), lower National Grid Renewables (NG Renewables) sales as we prepare for divestment, the sale of NG Smart and carbon credits in Grain LNG in 2023/24.
■
Capital investment reached £279 million in the half year, a decrease of £37 million at actual exchange rates (£33 million at constant currency) on the prior period. The decrease was primarily through reduced expenditure on Viking Link following the commissioning of the asset, offset by spend on Grain LNG for the Cap25 programme and NG Renewables projects.
■
Good interconnector performance during the half year:
■
On 17 October, Viking Link achieved 60 days' continuous service at full technical capacity, meaning the link met Ofgem's 60-day test, and the revenue floor now comes into effect under the cap and floor regime. Viking achieved 86% availability in the period which represents a strong performance in its first year of operation. Restrictions imposed by the Denmark system operator remain in place, limiting capacity to 1,000 MW to Great Britain and 1,100 MW to Denmark.
■
Across our other interconnectors, availability was 84% reflecting extended planned maintenance on BritNed and IFA, as well as an unplanned outage on IFA2 following a converter valve fault.
■
Grain LNG continues to perform well and the expansion programme to deliver additional LNG storage on site (Capacity 25) remains on track to be ready for commercial operations in summer 2025. When complete, the expansion will increase total site storage to 1,200,000 cubic metres and total regasification capacity to 800 GWh/day, equivalent to one-third of UK gas demand.
■
Continued to progress our two Offshore Hybrid Asset (OHA) pilot projects with our European partners: LionLink to the Netherlands with TenneT; and Nautilus to Belgium with Elia. These will combine interconnection and offshore wind, offering strong benefits to consumers through contributions to security of supply, facilitating decarbonisation and reduced renewable curtailment.
■
COSW submitted offtake bids of up to 2.7 GW to NYSERDA and 1.3 GW to the New Jersey Board of Public Utilities (BPU). We await selection decisions by the end of the calendar year.
■
On transmission, NGV's New York Transco joint venture submitted its Energy Link NY proposals to the NYISO for the NYC PPTN solicitation, with the project looking to connect over 5 GW of offshore wind to the New York City grid. We also continue to progress development of our Propel NY Energy electric project.
■
Reached a Final Investment Decision (FID) on 217 MW of renewable developments including Apple River and Sycamore projects in our renewable business.

OTHER ACTIVITIES
■
Underlying operating loss was £38 million during the half year, £25 million adverse to the prior period. This was principally driven by a revaluation in NG Partners of one of our main investments, partially offset by the sale of 19 sites in our remaining property portfolio.

APPENDIX
Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates for continuing operations. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 60.

Alternative Performance Measures derived from IFRS
The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 59 to 64:

Net revenue and underlying net revenue
Adjusted profit measures
Underlying results
Constant currency
Timing impacts
Net debt - defined in note 12 on page 53
Rebased dividend per share.

PROVISIONAL 2024/25 FINANCIAL TIMETABLE

Date	Event
7 November 2024	2024/25 half-year results
21 November 2024	Ordinary shares and ADRs go ex-dividend for 2024/25 interim dividend
22 November 2024	Record date for 2024/25 interim dividend
28 November 2024	Scrip reference price announced for 2024/25 interim dividend
12 December 2024 (5pm London time)	Scrip election date for 2024/25 interim dividend
14 January 2025	2024/25 interim dividend paid to qualifying shareholders
15 May 2025	2024/25 full-year results
29 May 2025	Ordinary shares and ADRs go ex-dividend for 2024/25 final dividend
30 May 2025	Record date for 2024/25 final dividend
5 June 2025	Scrip reference price announced for 2024/25 final dividend
19 June 2025 (5pm London time)	Scrip election date for 2024/25 final dividend
9 July 2025	2025 AGM
17 July 2025	2024/25 final dividend paid to qualifying shareholders
6 November 2025	2025/26 half-year results

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long-term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, or due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the announced intended sales of its US onshore renewables business and its UK Grain LNG terminal. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2024, as updated by the principal risks and uncertainties statement on page 56 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Consolidated income statement
for the six months ended 30 September

2024	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations
Revenue	2(a),3	7,961	-	7,961
Provision for bad and doubtful debts		(81)	-	(81)
Other operating costs	4	(6,670)	99	(6,571)
Operating profit	2(b),4	1,210	99	1,309
Finance income	4,5	231	3	234
Finance costs	4,5	(901)	(15)	(916)
Share of post-tax results of joint ventures and associates	2(b),4	60	(3)	57
Profit before tax	2(b),4	600	84	684
Tax	4,7	(129)	17	(112)
Profit after tax from continuing operations	4	471	101	572
Profit after tax from discontinued operations	6	4	72	76
Total profit for the period (continuing and discontinued)		475	173	648
Attributable to:
Equity shareholders of the parent		474	173	647
Non-controlling interests		1	-	1
Earnings per share (pence)
Basic earnings per share (continuing)	8			12.6
Diluted earnings per share (continuing)	8			12.6
Basic earnings per share (continuing and discontinued)	8			14.3
Diluted earnings per share (continuing and discontinued)	8			14.2

2023	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations
Revenue	2(a),3	8,489	-	8,489
Provision for bad and doubtful debts		(91)	-	(91)
Other operating costs	4	(6,508)	83	(6,425)
Other operating income		12	-	12
Operating profit	2(b),4	1,902	83	1,985
Finance income	4,5	123	(8)	115
Finance costs	4,5	(834)	34	(800)
Share of post-tax results of joint ventures and associates	2(b),4	59	12	71
Profit before tax	2(b),4	1,250	121	1,371
Tax	4,7	(287)	(20)	(307)
Profit after tax from continuing operations	4	963	101	1,064
Profit after tax from discontinued operations	6	7	58	65
Total profit for the period (continuing and discontinued)		970	159	1,129
Attributable to:
Equity shareholders of the parent		969	159	1,128
Non-controlling interests		1	-	1
Earnings per share (pence)¹
Basic earnings per share (continuing)	8			26.7
Diluted earnings per share (continuing)	8			26.6
Basic earnings per share (continuing and discontinued)	8			28.3
Diluted earnings per share (continuing and discontinued)	8			28.2
1.
Restated to reflect the impact of the bonus element of the Rights Issue (see note 9).

Consolidated statement of comprehensive income
for the six months ended 30 September

		2024	2023
	Notes	£m	£m
Profit after tax from continuing operations		572	1,064
Profit after tax from discontinued operations		76	65
Other comprehensive income from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations	13	51	(263)
Net losses in respect of cash flow hedging of capital expenditure		(25)	(2)
Tax on items that will never be reclassified to profit or loss		(8)	64
Total items from continuing operations that will never be reclassified to profit or loss		18	(201)
Items from continuing operations that may be reclassified subsequently to profit or loss:
Retranslation of net assets offset by net investment hedge		(799)	118
Net gains in respect of cash flow hedges		78	201
Net (losses)/gains in respect of cost of hedging		(12)	40
Net gains/(losses) on investments in debt instruments measured at fair value through other comprehensive income		13	(16)
Tax on items that may be reclassified subsequently to profit or loss		(17)	(59)
Total items from continuing operations that may be reclassified subsequently to profit or loss		(737)	284
Other comprehensive (loss)/income for the period, net of tax, from continuing operations		(719)	83
Other comprehensive loss for the period, net of tax, from discontinued operations	6	(10)	(9)
Other comprehensive (loss)/income for the period, net of tax		(729)	74
Total comprehensive (loss)/income for the period from continuing operations		(147)	1,147
Total comprehensive income for the period from discontinued operations	6	66	56
Total comprehensive (loss)/income for the period		(81)	1,203

Attributable to:
Equity shareholders of the parent
From continuing operations	(147)	1,146
From discontinued operations	66	56
	(81)	1,202

Non-controlling interests	-	1

Consolidated statement of changes in equity
for the six months ended 30 September

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders' equity	Non- controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2024		493	1,298	32,066	(3,990)	29,867	25	29,892
Profit for the period		-	-	647	-	647	1	648
Other comprehensive income/(loss) for the period		-	-	38	(766)	(728)	(1)	(729)
Total comprehensive income/(loss) for the period		-	-	685	(766)	(81)	-	(81)
Rights Issue	9	135	-	-	6,704	6,839	-	6,839
Transfer between reserves	9	-	-	6,704	(6,704)	-	-	-
Equity dividends	10	-	-	(811)	-	(811)	-	(811)
Scrip dividend-related share issue		9	(9)	-	-	-	-	-
Issue of treasury shares		-	-	15	-	15	-	15
Transactions in own shares		-	-	(5)	-	(5)	-	(5)
Share-based payments		-	-	16	-	16	-	16
Cash flow hedges transferred to the statement of financial position, net of tax		-	-	-	1	1	-	1
At 30 September 2024		637	1,289	38,670	(4,755)	35,841	25	35,866
At 1 April 2023		488	1,302	31,608	(3,860)	29,538	24	29,562
Profit for the period		-	-	1,128	-	1,128	1	1,129
Other comprehensive (loss)/income for the period		-	-	(199)	273	74	-	74
Total comprehensive income for the period		-	-	929	273	1,202	1	1,203
Equity dividends	10	-	-	(1,325)	-	(1,325)	-	(1,325)
Scrip dividend-related share issue		1	(1)	-	-	-	-	-
Issue of treasury shares		-	-	20	-	20	-	20
Transactions in own shares		-	-	(1)	-	(1)	-	(1)
Share-based payments		-	-	19	-	19	-	19
Cash flow hedges transferred to the statement of financial position, net of tax		-	-	-	2	2	-	2
At 30 September 2023		489	1,301	31,250	(3,585)	29,455	25	29,480

Consolidated statement of financial position

		30 September 2024	31 March 2024
	Notes	£m	£m
Non-current assets
Goodwill		9,367	9,729
Other intangible assets	2(c)	3,393	3,431
Property, plant and equipment	2(c)	69,195	68,907
Other non-current assets		850	848
Pension assets	13	2,478	2,407
Financial and other investments		795	880
Investments in joint ventures and associates		901	1,420
Derivative financial assets	11	413	324
Total non-current assets		87,392	87,946
Current assets
Inventories and current intangible assets		639	828
Trade and other receivables		2,661	3,415
Current tax assets		19	11
Financial and other investments	12	6,140	3,699
Derivative financial assets	11	145	44
Cash and cash equivalents	12	1,125	559
Assets held for sale	6	3,731	1,823
Total current assets		14,460	10,379
Total assets		101,852	98,325
Current liabilities
Borrowings	12	(2,703)	(4,859)
Derivative financial liabilities	11	(419)	(335)
Trade and other payables		(3,969)	(4,076)
Contract liabilities		(91)	(127)
Current tax liabilities		(181)	(220)
Provisions		(314)	(298)
Liabilities held for sale	6	(1,309)	(1,474)
Total current liabilities		(8,986)	(11,389)
Non-current liabilities
Borrowings	12	(42,473)	(42,213)
Derivative financial liabilities	11	(854)	(909)
Other non-current liabilities		(848)	(880)
Contract liabilities		(2,200)	(2,119)
Deferred tax liabilities		(7,357)	(7,519)
Pensions and other post-retirement benefit obligations	13	(603)	(593)
Provisions		(2,665)	(2,811)
Total non-current liabilities		(57,000)	(57,044)
Total liabilities		(65,986)	(68,433)
Net assets		35,866	29,892
Equity
Share capital		637	493
Share premium account		1,289	1,298
Retained earnings		38,670	32,066
Other equity reserves		(4,755)	(3,990)
Total shareholders' equity		35,841	29,867
Non-controlling interests		25	25
Total equity		35,866	29,892

Consolidated cash flow statement
for the six months ended 30 September

		2024	2023
	Notes	£m	£m
Cash flows from operating activities
Operating profit from continuing operations	2(b)	1,309	1,985
Adjustments for:
Exceptional items and remeasurements	4	(99)	(83)
Other fair value movements		21	(19)
Depreciation, amortisation and impairment	2(b)	1,058	1,021
Share-based payments		16	19
Changes in working capital		429	119
Changes in provisions		(30)	39
Changes in pensions and other post-retirement benefit obligations		24	27
Cash flows relating to exceptional items		(38)	(46)
Cash generated from operations - continuing operations		2,690	3,062
Tax paid		(78)	(201)
Net cash flow from operating activities - continuing operations		2,612	2,861
Net cash flow from operating activities - discontinued operations		-	-
Cash flows from investing activities
Purchases of intangible assets		(243)	(269)
Purchases of property, plant and equipment		(3,985)	(3,210)
Disposals of property, plant and equipment		10	18
Investments in joint ventures and associates		(102)	(151)
Dividends received from joint ventures, associates and other investments		71	121
Disposal of interest in the UK Gas Transmission business	6	686	-
Disposal of financial and other investments		33	65
Acquisition of financial investments		(49)	(32)
Contributions to National Grid Renewables and Emerald Energy Venture LLC		-	(5)
Net movements in short-term financial investments		(2,995)	885
Interest received		162	69
Cash inflows on derivatives		-	103
Cash outflows on derivatives		(6)	(4)
Net cash flow used in investing activities - continuing operations		(6,418)	(2,410)
Net cash flow from investing activities - discontinued operations		22	-
Cash flows from financing activities
Proceeds of Rights Issue	9	7,001	-
Transaction fees related to Rights Issue	9	(162)	-
Proceeds from issue of treasury shares		15	20
Transactions in own shares		(5)	(1)
Proceeds received from loans		1,809	3,033
Repayments of loans		(916)	(839)
Payments of lease liabilities		(75)	(61)
Net movements in short-term borrowings		(1,313)	(444)
Cash inflows on derivatives		73	68
Cash outflows on derivatives		(33)	(60)
Interest paid		(1,002)	(779)
Dividends paid to shareholders	10	(811)	(1,325)
Net cash flow from/(used in) financing activities - continuing operations		4,581	(388)
Net cash flow from financing activities - discontinued operations		-	-
Net increase in cash and cash equivalents		797	63
Reclassification to held for sale		(166)	-
Exchange movements		(65)	1
Net cash and cash equivalents at start of period		559	163
Net cash and cash equivalents at end of period		1,125	227

Notes to the financial statements

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2024 and has been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as adopted by the United Kingdom (UK); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2024 and 2023, together with the audited consolidated statement of financial position as at 31 March 2024. The half year financial information has been prepared applying consistent accounting policies to those applied by the Group for the year ended 31 March 2024 and are expected to be applicable for the year ending 31 March 2025. The notes to the unaudited financial information are prepared on a continuing basis unless otherwise stated.

The financial information for the six months ended 30 September 2024 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2024, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the UK, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006.

The key sources of estimation uncertainty and areas of judgement for the period ended 30 September 2024 are aligned to those disclosed in the Annual Report and Accounts for year ended 31 March 2024, with the following amendments:
●
in relation to the planned disposals of Grain LNG, our UK LNG business, and National Grid Renewables Development LLC (NG Renewables), our US onshore renewables business, judgement has been applied in concluding that the criteria required for held for sale classification have been met (see note 6); and
●
the classification of our 20% equity investment in GasT TopCo Limited, together with the Remaining Acquisition Agreement (RAA) over the remaining interest, as held for sale is no longer considered to represent an area of judgement following the disposal on 26 September 2024 (see note 6).

Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group's financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and improves the comparability of reported financial performance from year to year. Items which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts for the year ended 31 March 2024.

1. Basis of preparation and new accounting standards, interpretations and amendments continued

Going concern
As part of the Directors' consideration of the appropriateness of adopting the going concern basis of accounting in preparing the half year financial information, the Directors have considered the Group's principal risks (discussed on page 56) alongside potential downside business cash flow scenarios impacting the Group's operations. The Directors specifically considered both a base case and a reasonable worst-case scenario for business cash flows. The assessment is prepared on the conservative assumption that the Group has no access to the debt capital markets.

The main additional cash flow impacts identified in the reasonable worst-case scenario are:
●
the timing of the sale of assets classified as held for sale (see note 6);
●
adverse impacts of higher spend on our capital expenditure programme;
●
adverse impact from timing across the Group (i.e. a net under-recovery of allowed revenues or reductions in over-collections) and slower collections of outstanding receivables;
●
higher operating and financing costs than expected; including non-delivery of planned efficiencies across the Group; and
●
the potential impact of further significant storm costs in the US.

As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible:
●
the payment of dividends to shareholders;
●
significant changes in the phasing of the Group's capital expenditure programme, with elements of non-essential works and programmes delayed; and
●
a number of further reductions in operating expenditure across the Group.

As at 30 September 2024, the Group had undrawn committed facilities available for general corporate purposes amounting to £7.7 billion. Based on these available liquidity resources and having considered the reasonable worst-case scenario, and the further levers at the Board's discretion, the Group has not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on its ability to continue as a going concern for the foreseeable future, a period not less than 12 months from the date of this report.

In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted the c.£1.8 billion of new long-term senior debt issued in the period from 1 April to 30 September 2024 as evidence of the Group's ability to continue to have access to the debt capital markets if needed.

Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least 12 months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information.

New IFRS accounting standards, interpretations and amendments adopted in the period
There are no new standards, interpretations or amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2024 and have had a material impact on the Group's results.

2. Segmental analysis

Revenue and the results of the business are analysed by operating segment, based on the information the Board use internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid's chief operating decision maker (as defined by IFRS 8 'Operating Segments') and assesses the profitability of a profit measure that excludes certain income and expenses. We call that measure 'adjusted profit'. Adjusted profit excludes exceptional items and remeasurements (as defined in note 4) and is used by management to monitor financial performance as it is considered that it aids the comparability of our reported financial performance from year to year. As a matter of course, the Board also considers profitability by segment, excluding the effect of major storms, timing adjustments relating to revenue, certain pass-through costs and deferred tax for our UK Electricity Transmission and UK Electricity Distribution businesses. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements, as this is the measure that is most consistent with the IFRS results reported within these financial statements.

The results of our six principal businesses are reported to the Board and are accordingly treated as reportable operating segments. All other operating segments are either reported to the Board on an aggregated basis or do not meet the quantitative threshold in order to be considered a separate operating segment. The following table describes the main activities for each reportable operating segment:
UK Electricity Transmission
The high-voltage electricity transmission networks in England and Wales. This includes our Accelerated Strategic Transmission Investment projects to connect more clean, low-carbon power to the transmission network in England and Wales.

UK Electricity Distribution	The electricity distribution networks of NGED in the East Midlands, West Midlands and South West of England and South Wales.
UK Electricity System Operator	The Great Britain system operator which is classified as held for sale (see note 6).
New England	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England.
New York	Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York.
National Grid Ventures
Comprises all commercial operations in LNG at the Isle of Grain in the UK (Grain LNG) and Providence, Rhode Island in the US, our electricity generation business in the US, our electricity interconnectors in the UK and our investment in NG Renewables, our renewables business in the US. Whilst NGV operates outside our regulated core business, the electricity interconnectors in the UK are subject to indirect regulation by Ofgem regarding the level of returns they can earn. NG Renewables and Grain LNG were classified as held for sale at 30 September 2024 (see note 6).

The New England and New York segments typically experience seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of colder weather over the winter months driving increased heating demand. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2024 when compared to 31 March 2024. The majority of UK revenues are derived from the supply of network capacity rather than the supply of commodities and therefore are not subject to the same seasonal fluctuations as in New York and New England.

Other activities that do not form part of any of the segments in the above table primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group's investments in technology and innovation companies through National Grid Partners.

2. Segmental analysis continued

(a) Revenue
Six months ended 30 September	2024			2023
	Total sales	Sales between segments1	Sales to third parties	Total sales	Sales between segments1	Sales to third parties
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	1,274	(92)	1,182	1,356	(19)	1,337
UK Electricity Distribution	1,166	(2)	1,164	850	(2)	848
UK Electricity System Operator	1,029	(17)	1,012	1,734	(17)	1,717
New England	1,545	-	1,545	1,441	-	1,441
New York	2,341	-	2,341	2,365	-	2,365
National Grid Ventures	650	(26)	624	666	(27)	639
Other	98	(5)	93	142	-	142
Total revenue from continuing operations	8,103	(142)	7,961	8,554	(65)	8,489

Geographical areas:
UK			3,755			4,309
US			4,206			4,180
Total revenue from continuing operations			7,961			8,489
1.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

(b) Operating profit/(loss)
	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Operating segments - continuing operations:
UK Electricity Transmission	642	839	-	(1)	642	838
UK Electricity Distribution	764	476	(5)	(4)	759	472
UK Electricity System Operator	(364)	443	151	-	(213)	443
New England	89	(32)	(2)	(15)	87	(47)
New York	(30)	(30)	(20)	38	(50)	8
National Grid Ventures	147	219	(2)	91	145	310
Other	(38)	(13)	(23)	(26)	(61)	(39)
Total operating profit from continuing operations	1,210	1,902	99	83	1,309	1,985

Geographical areas:
UK	1,173	1,956	121	60	1,294	2,016
US	37	(54)	(22)	23	15	(31)
Total operating profit from continuing operations	1,210	1,902	99	83	1,309	1,985

	Before exceptional items and remeasurements		Exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Reconciliation to profit before tax:
Operating profit from continuing operations	1,210	1,902	99	83	1,309	1,985
Share of post-tax results of joint ventures and associates	60	59	(3)	12	57	71
Finance income	231	123	3	(8)	234	115
Finance costs	(901)	(834)	(15)	34	(916)	(800)
Total profit before tax from continuing operations	600	1,250	84	121	684	1,371

2. Segmental analysis continued

The following items are included in the total operating profit by segment:
Depreciation, amortisation and impairment	30 September 2024	30 September 2023
	£m	£m
Operating segments:
UK Electricity Transmission	(267)	(250)
UK Electricity Distribution	(122)	(105)
UK Electricity System Operator	-	(52)
New England	(221)	(204)
New York	(351)	(321)
National Grid Ventures	(92)	(84)
Other	(5)	(5)
Total	(1,058)	(1,021)

Asset type:
Property, plant and equipment	(936)	(868)
Non-current intangible assets	(122)	(153)
Total	(1,058)	(1,021)

(c) Capital investment
Capital investment represents additions to property, plant and equipment, prepayments to suppliers to secure production capacity in relation to our capital projects, non-current intangibles and additional equity investments in joint ventures and associates. Segmental information used for internal decision making was revised in the year ended 31 March 2024 to include capital expenditure prepayments and additional equity investments in joint ventures and associates. Capital investments exclude additions for assets or businesses from the point they are classified as held for sale.

	30 September 2024	30 September 2023¹
	£m	£m
Operating segments:
UK Electricity Transmission	1,290	899
UK Electricity Distribution	647	608
UK Electricity System Operator	-	75
New England	814	789
New York	1,569	1,257
National Grid Ventures	279	316
Other	4	2
Total	4,603	3,946

Asset type:
Property, plant and equipment	4,200	3,413
Non-current intangible assets	196	257
Equity investments in joint ventures and associates	102	151
Capital expenditure prepayments	105	125
Total	4,603	3,946

1.  Comparative amounts have been represented to reflect the change in presentation for capital investments.

(d) Geographical analysis of non-current assets
Non-current assets by geography comprise goodwill, other intangible assets, property, plant and equipment, investments in joint ventures and associates and other non-current assets.

	30 September 2024	31 March 2024
	£m	£m
Split by geographical area:
UK	40,738	40,065
US	42,968	44,270
Total	83,706	84,335

Reconciliation to total non-current assets:
Pension assets	2,478	2,407
Financial and other investments	795	880
Derivative financial assets	413	324
Non-current assets	87,392	87,946

3. Revenue

Under IFRS 15 'Revenue from Contracts with Customers', revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,116	-	46	46	126	430	-	1,764
Distribution	-	1,113	-	1,468	2,181	-	1	4,763
System Operator	-	-	966	-	-	-	-	966
Other1	16	49	-	4	8	43	-	120
Total IFRS 15 revenue	1,132	1,162	1,012	1,518	2,315	473	1	7,613
Other revenue
Generation	-	-	-	-	-	191	-	191
Other2	50	2	-	27	26	(40)	92	157
Total other revenue	50	2	-	27	26	151	92	348
Total revenue from continuing operations	1,182	1,164	1,012	1,545	2,341	624	93	7,961

Geographic split of revenue for the six months ended 30 September 2024	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,132	1,162	1,012	-	-	430	-	3,736
US	-	-	-	1,518	2,315	43	1	3,877
Total IFRS 15 revenue	1,132	1,162	1,012	1,518	2,315	473	1	7,613
Other revenue
UK	50	2	-	-	-	(38)	5	19
US	-	-	-	27	26	189	87	329
Total other revenue	50	2	-	27	26	151	92	348
Total revenue from continuing operations	1,182	1,164	1,012	1,545	2,341	624	93	7,961

1.  The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated by NG Renewables which was classified as held for sale in the period (see note 6).
2.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, net fair value gains and losses in respect of investments in our National Grid Partners business, rental income, income arising in connection with the Transition Services Agreements in place following the sales of NECO and the UK Gas Transmission businesses and the planned sale of the ESO, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

3. Revenue continued

Revenue for the six months ended 30 September 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
Transmission	1,299	-	5	43	283	426	-	2,056
Distribution	-	810	-	1,329	2,047	-	-	4,186
System Operator	-	-	1,712	-	-	-	-	1,712
Other1	9	36	-	4	7	75	-	131
Total IFRS 15 revenue	1,308	846	1,717	1,376	2,337	501	-	8,085
Other revenue
Generation	-	-	-	-	-	181	-	181
Other2	29	2	-	65	28	(43)	142	223
Total other revenue	29	2	-	65	28	138	142	404
Total revenue from continuing operations	1,337	848	1,717	1,441	2,365	639	142	8,489

Geographic split of revenue for the six months ended 30 September 2023	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	National Grid Ventures £m	Other £m	Total £m
Revenue under IFRS 15
UK	1,308	846	1,717	-	-	430	-	4,301
US	-	-	-	1,376	2,337	71	-	3,784
Total IFRS 15 revenue	1,308	846	1,717	1,376	2,337	501	-	8,085
Other revenue
UK	29	2	-	-	-	(50)	27	8
US	-	-	-	65	28	188	115	396
Total other revenue	29	2	-	65	28	138	142	404
Total revenue from continuing operations	1,337	848	1,717	1,441	2,365	639	142	8,489

1.  The UK Electricity Transmission and UK Electricity Distribution other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV, the other IFRS 15 revenue principally relates to revenue generated by NG Renewables.
2.  Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business, rental income, income arising in connection with the Transition Services Agreements in place following the sales of The Narragansett Electric Company (NECO) and the UK Gas Transmission business, and an adjustment to NGV revenue in respect of the interconnector cap and floor and Use of Revenue regimes constructed by Ofgem.

4. Exceptional items and remeasurements

To monitor our financial performance, we use an adjusted consolidated profit measure that excludes certain income and expenses. We exclude items from adjusted profit because, if included, these items could distort understanding of our performance in the period and the comparability between periods. With respect to restructuring and transformation costs, these represent additional expenses incurred that are not related to normal business and day-to-day activities. These can take place over multiple reporting periods given the scale of the Group, the nature and complexity of the transformation initiatives and due to the impact of strategic transactions. In assessing items to exclude from adjusted profit, management uses an exceptional items framework that has been discussed and approved by the Audit & Risk Committee, as detailed in note 5 of the Annual Report and Accounts for the year ended 31 March 2024.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contracts and derivative financial instruments to the extent that hedge accounting is either not achieved or is not effective. We have also classified the unrealised gains or losses reported in profit and loss on certain additional assets treated as FVTPL within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange gains and losses on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2024	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
Provision for UK electricity balancing costs	151	-	151
Major transformation programme	(42)	-	(42)
Changes in environmental provisions	(1)	-	(1)
Net losses on commodity contract derivatives	-	(9)	(9)
	108	(9)	99
Included within net finance costs (note 5)
Net losses on derivative financial instruments	-	(15)	(15)
Net gains on financial assets at fair value through profit and loss	-	3	3
	-	(12)	(12)
Included within share of post-tax results of joint ventures and associates
Net losses on financial instruments	-	(3)	(3)
	-	(3)	(3)

Total included within profit before tax from continuing operations	108	(24)	84
Tax on exceptional items and remeasurements	11	6	17
Total exceptional items and remeasurements after tax from continuing operations	119	(18)	101

4. Exceptional items and remeasurements continued

Six months ended 30 September 2023	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations
Cost efficiency programme	(39)	-	(39)
Transaction, separation and integration costs1	(11)	-	(11)
IFA1 fire insurance proceeds	92	-	92
Net gains on commodity contract derivatives	-	41	41
	42	41	83
Included within net finance costs (note 5)
Net gains on derivative financial instruments	-	34	34
Net losses on financial assets at fair value through profit and loss	-	(8)	(8)
	-	26	26
Included within share of post-tax results of joint ventures and associates
Net gains on financial instruments	-	12	12
	-	12	12

Total included within profit before tax from continuing operations	42	79	121
Tax on exceptional items and remeasurements	1	(21)	(20)
Total exceptional items and remeasurements after tax from continuing operations	43	58	101

1.  Transaction, separation and integration costs represent the aggregate of distinct activities undertaken by the Group.

Provision for UK electricity balancing costs: During the year ended 31 March 2024, the ESO's operating profit increased due to a substantial over-recovery of allowed revenues received under its regulatory framework. Under IFRS a corresponding liability is not recognised for the return of over-recoveries as this relates to future customers and services that have not yet been delivered. Following legislation to enable the separation of the ESO and the formation of the National Energy System Operator (NESO), the Group recognised a liability of £498 million representing the element of the over-recovery that would be settled through the sale process, as detailed in note 5 of the Annual Report and Accounts for the year ended 31 March 2024. In the period, the liability has been remeasured to reflect the final amount of over-recovered revenues which will transfer through the disposal which completed on 1 October 2024 (see note 6).

Major transformation programme: Following the announcement of our new strategic priorities in May 2024, the Group entered into a new four-year transformation programme designed to implement our refreshed strategy to be a pre-eminent pureplay networks business. In the period, the Group incurred £42 million of costs in relation to the programme. The costs recognised primarily relate to technology implementation costs, employee costs and professional fees incurred in delivering the programme. Whilst the costs incurred in the six-month period do not meet the quantitative threshold to be classified as exceptional on a standalone basis, when taken in aggregate with the costs expected to be incurred over the duration of the programme, we have concluded that the costs should be classified as exceptional in line with our exceptional items policy. Estimated costs expected to be incurred in future years are disclosed in the Financial review on page 19. The total cash outflow for the period was £33 million.

Changes in environmental provisions: In the US, we recognise environmental provisions related to the remediation of the Gowanus Canal, Newtown Creek and the former manufacturing gas plant facilities previously owned or operated by the Group or its predecessor companies. The sites are subject to both state and federal environmental remediation laws in the US. Potential liability for the historical contamination may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred. The provisions and the Group's share of estimated costs are re-evaluated at each reporting period. During the period, following discussions with the New York State Department of Environmental Conservation and the Environmental Protection Agency on the scope and design of remediation activities related to certain of our responsible sites, we have re-evaluated our estimates of total costs and recognised net movements of £1 million in relation to our provisions. Under the terms of our rate plans, we are entitled to recovery of environmental clean-up costs from rate payers in future reporting periods. Such recoveries through overall allowed revenues are not classified as exceptional in the future periods that they occur due to the extended duration over which such costs are recovered and the immateriality of the recoveries in any given year.

4. Exceptional items and remeasurements continued

Cost efficiency programme: During the prior period, the Group incurred a further £39 million of costs in relation to the major cost efficiency programme announced in November 2021, that targeted at least £400 million savings per annum across the Group by the end of three years. The costs recognised primarily related to redundancy provisions, employee costs and professional fees incurred in delivering the programme. The total cash outflow in relation to these costs was £28 million. The cost efficiency programme completed in the year ended 31 March 2024, with total costs of £207 million recognised over the duration of the programme.

Transaction, separation and integration costs: During the prior period, the Group incurred £11 million of transaction and separation costs in relation to the disposals of NECO and the UK Gas Transmission business (see note 6) and the integration of NGED. The costs incurred primarily related to legal fees, professional fees, and employee costs. The total cash outflow in relation to these costs for the period was £9 million.

IFA1 interconnector insurance recovery: In September 2021, a fire at the IFA1 converter station in Sellindge, Kent caused significant damage to infrastructure on-site. In the prior period, the Group recognised net insurance claims of £92 million which were recognised as exceptional in line with our exceptional items policy and consistent with previous related claims. The total cash inflow for the period was £nil.

5. Finance income and costs

		2024	2023
Six months ended 30 September	Notes	£m	£m
Finance income before exceptional items and remeasurements
Interest income from financing activities		143	52
Net interest on pensions and other post-retirement benefit obligations		50	51
Other interest income		38	20
		231	123
Finance costs before exceptional items and remeasurements
Interest expense on financial instruments1		(950)	(903)
Unwinding of discount on provisions and other liabilities		(64)	(50)
Other interest		(21)	(8)
Less: interest capitalised2		134	127
		(901)	(834)

Net finance costs before exceptional items and remeasurements		(670)	(711)
Total exceptional items and remeasurements3	4	(12)	26
Net finance costs including exceptional items and remeasurements from continuing operations		(682)	(685)

1.  Finance costs include principal accretion on inflation-linked debt of £87 million (2023: £149 million) and income related to principal accretion on inflation-linked swaps of £4 million (2023: £18 million expense).
2.  Interest on funding attributable to assets in the course of construction in the current period was capitalised at a rate of 4.3% (2023: 4.7%). In the UK, capitalised interest qualifies for a current year tax deduction with tax relief claimed of £16 million (2023: £21 million). In the US, capitalised interest is added to the cost of property, plant and equipment and qualifies for tax depreciation allowances.
3.  Includes a net foreign exchange gain on borrowing activities, offset by foreign exchange gains and losses on financing derivatives measured at fair value.

6. Assets held for sale and discontinued operations

Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Once assets and businesses are classified as held for sale, depreciation and equity accounting ceases and the assets and businesses are remeasured if their carrying value exceeds their fair value less expected costs to sell.

The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement.

The following assets and liabilities were classified as held for sale:

	30 September 2024			31 March 2024
	Total assets held for sale £m	Total liabilities held for sale £m	Net assets/(liabilities) held for sale £m	Total assets held for sale £m	Total liabilities held for sale £m	Net a ssets/(liabilities) held for sale £m
UK Electricity System Operator	1,549	(992)	557	1,134	(1,427)	(293)
National Grid Renewables	1,146	(10)	1,136	-	-	-
Grain LNG	1,036	(307)	729	-	-	-
Investment in GasT TopCo Limited	-	-	-	689	-	689
RAA	-	-	-	-	(47)	(47)
Net assets/(liabilities) held for sale	3,731	(1,309)	2,422	1,823	(1,474)	349

UK Electricity System Operator
In October 2023, legislation required to enable the separation of the ESO and the formation of the NESO, which will undertake responsibilities across both the electricity and gas systems, was passed through Parliament. The assets and liabilities of the ESO were consequently presented as held for sale in the consolidated financial statements in the year ended 31 March 2024. The disposal subsequently completed on 1 October 2024 for consideration of £630 million, subject to certain completion adjustments. The gain on disposal will be reported in the Annual Report and Accounts for the year ended 31 March 2025.

Based on the scale and pass-through nature of the ESO, it is not considered a separate major line of business or geographic operation under IFRS 5 for treatment as a discontinued operation, and its disposal is not part of a single coordinated plan being undertaken by the Group. Accordingly, the results of the ESO have not been separately disclosed on the face of the income statement.

The following assets and liabilities of the ESO were classified as held for sale at 30 September 2024.

£m
Intangible assets	485
Property, plant and equipment	121
Trade and other receivables	375
Pension asset	16
Cash and cash equivalents	51
Financing derivatives	501
Total assets	1,549
Borrowings	(13)
Other liabilities	(632)
Provision for UK electricity balancing costs	(347)
Total liabilities	(992)
Net assets	557

The ESO generated profit after tax of £103 million for the period ended 30 September 2024 (2023: £455 million profit).

6. Assets held for sale and discontinued operations continued

NG Renewables and Grain LNG
The Group has previously announced its intention to sell NG Renewables, its US onshore renewables business, and Grain LNG, its UK LNG asset. As both sales are considered to be highly probable and expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position at 30 September 2024. However, as NG Renewables and Grain LNG do not represent separate major lines of business or geographical operations, they have not met the criteria for classification as discontinued operations and therefore their results for the period are not separately disclosed on the face of the income statement.

The following assets and liabilities were classified as held for sale at 30 September 2024.

	National Grid Renewables	Grain LNG
	£m	£m
Goodwill	80	-
Other intangible assets	-	5
Property, plant and equipment	90	856
Investments in joint ventures and associates	704	-
Trade and other receivables	74	47
Cash and cash equivalents	39	106
Financial investments	23	-
Other assets	136	22
Total assets	1,146	1,036

Borrowings	(2)	(120)
Other liabilities	(8)	(187)
Total liabilities	(10)	(307)
Net assets	1,136	729

Upon disposal of NG Renewables, the Group will also release deferred income related to profits on previous sales to the joint venture Emerald Energy Venture LLC which are deferred in accordance with IAS 28. In line with our exceptional items framework, the release of the deferred income will be classified as exceptional given the crystallisation event for the release is the sale of the Group's interest in NG Renewables. No impairment losses were recognised on reclassification of the NG Renewables and Grain LNG assets and liabilities classified to held for sale. The aggregate profit after tax for NG Renewables and Grain LNG for the period ended 30 September 2024 was £52 million (2023: £83 million).

The UK Gas Transmission business
On 31 January 2023, the Group disposed of 100% of the UK Gas Transmission business for cash consideration of £4.0 billion and a 40% interest in a newly incorporated UK limited company, GasT TopCo Limited. The other 60% was purchased by Macquarie Infrastructure and Real Assets (MIRA) and British Columbia Investment Management Corporation (BCI) (together, the 'Consortium'). The Group also entered into a Further Acquisition Agreement (the FAA option) with the Consortium over its remaining 40% interest. Both the investment in GasT TopCo Limited and the FAA option were immediately classified as held for sale and the Group has not applied equity accounting in relation to its investment in GasT TopCo Limited.

The FAA was partially exercised by the Consortium on 11 March 2024 and the Group disposed of 20% of the 40% interest in GasT TopCo Limited, as detailed in note 10 of the Annual Report and Accounts for the year ended 31 March 2024. As part of the transaction, the Group also entered into a new agreement with the Consortium, the RAA, to replace the FAA option for the potential sale of all or part of the remaining 20% equity interest in GasT TopCo Limited (the Remaining Interest).

On 26 July 2024, the Consortium exercised its option under the RAA and the disposal of the Group's remaining interest in GasT TopCo Limited completed on 26 September 2024. The total sales proceeds were £686 million and the gain on disposal, after transaction costs, was £25 million.

6. Assets held for sale and discontinued operations continued

The disposal of the Group's Remaining Interest in GasT TopCo Limited is the final stage of the plan to dispose of the UK Transmission business first announced in 2021. As a result, the gain on disposal and any remeasurements pertaining to the financial derivatives noted above are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations.

The summary income statements for the periods ended 30 September 2024 and 2023 are as follows:

	Before exceptional items and remeasurements		Exceptional items and remeasurements		Total
	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
Operating profit	-	-	-	-	-	-
Finance income	5	9	-	-	5	9
Finance costs1	-	-	47	61	47	61
Profit before tax	5	9	47	61	52	70
Tax	(1)	(2)	-	(3)	(1)	(5)
Profit after tax from discontinued operations	4	7	47	58	51	65
Gain on disposal	-	-	25	-	25	-
Total profit after tax from discontinued operations	4	7	72	58	76	65

1.  Exceptional finance costs include the remeasurement of the FAA option, the FAA forward and the RAA.

The summary statements of comprehensive income are as follows:

	2024	2023
	£m	£m
Profit after tax from discontinued operations	76	65
Other comprehensive (loss)/income from discontinued operations
Items from discontinued operations that may be reclassified subsequently to profit or loss:
Net losses on investments in debt instruments measured at fair value through other comprehensive income	(13)	(12)
Tax on items that may be reclassified subsequently to profit or loss	3	3
Total losses from discontinued operations that may be reclassified subsequently to profit or loss	(10)	(9)
Other comprehensive loss for the period, net of tax, from discontinued operations	(10)	(9)
Total comprehensive income for the period from discontinued operations	66	56

7. Tax from continuing operations

The tax charge from continuing operations for the six month period ended 30 September 2024 is £112 million (2023: £307 million), and before tax on exceptional items and remeasurements, is £129 million (2023: £287 million). It is based on management's estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 21.5% (2023: 22.9%), which includes the impact of our share of post-tax results of joint ventures and associates. The half year effective tax rate before exceptional items and remeasurements, including our share of post-tax results of joint ventures and associates, is lower than the Group's full year effective tax rate, as shown below, primarily as a result of seasonality of earnings in the US Group.

For the full year, we expect the Group's effective tax rate excluding tax on exceptional items and remeasurements to be around 25% which includes the impact of our share of post-tax results of joint ventures and associates. The effective tax rate for the year ended 31 March 2024 before exceptional items and remeasurements was 24.1% including the impact of our share of post-tax results of joint ventures and associates.

The legislation implementing the Organisation for Economic Co-operation and Development's (OECD) proposals for a global minimum corporation tax rate (Pillar Two) was enacted into UK law on 11 July 2023. The legislation includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the Group operates. Similar legislation is being enacted by other governments around the world. The legislation became effective for National Grid from 1 April 2024. The Group has applied the mandatory exception in the UK to recognising and disclosing information about the deferred tax assets and liabilities related to Pillar Two income taxes in accordance with the amendments to IAS 12 published by the IASB on 23 May 2023. The Group does not expect there to be a material impact on our current period or future tax charges.

8. Earnings per share

Earnings per share (EPS), excluding exceptional items and remeasurements are provided to reflect the adjusted profit subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a)  Basic earnings per share
	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2024	2024	2023	2023¹
	£m	pence	£m	pence
Profit after tax before exceptional items and remeasurements - continuing	470	10.4	962	24.2
Exceptional items and remeasurements after tax - continuing	101	2.2	101	2.5
Profit after tax from continuing operations attributable to the parent	571	12.6	1,063	26.7
Profit after tax before exceptional items and remeasurements - discontinued	4	0.1	7	0.2
Exceptional items and remeasurements after tax - discontinued	72	1.6	58	1.4
Profit after tax from discontinued operations attributable to the parent	76	1.7	65	1.6
Total profit after tax before exceptional items and remeasurements	474	10.5	969	24.4
Total exceptional items and remeasurements after tax	173	3.8	159	3.9
Total profit after tax attributable to the parent	647	14.3	1,128	28.3

		2024		2023¹
		millions		millions
Weighted average number of shares - basic		4,526		3,981

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue (see note 9).

(b)  Diluted earnings per share
	Earnings	EPS	Earnings	EPS
Six months ended 30 September	2024	2024	2023	2023¹
	£m	pence	£m	pence
Profit after tax before exceptional items and remeasurements - continuing	470	10.3	962	24.1
Exceptional items and remeasurements after tax - continuing	101	2.3	101	2.5
Profit after tax from continuing operations attributable to the parent	571	12.6	1,063	26.6
Profit after tax before exceptional items and remeasurements - discontinued	4	0.1	7	0.2
Exceptional items and remeasurements after tax - discontinued	72	1.5	58	1.4
Profit after tax from discontinued operations attributable to the parent	76	1.6	65	1.6
Total profit after tax before exceptional items and remeasurements	474	10.4	969	24.3
Total exceptional items and remeasurements after tax	173	3.8	159	3.9
Total profit after tax attributable to the parent	647	14.2	1,128	28.2

		2024		2023¹
		millions		millions
Weighted average number of shares - diluted		4,547		3,999

1.  Comparative amounts have been restated to reflect the impact of the bonus element of the Rights Issue (see note 9).

9. Rights Issue

In June 2024, the Company completed a Rights Issue to support the future capital investment plans of the Group. The Company raised £6,839 million (net of expenses of £162 million) through the issue of 1,085 million new ordinary shares at 645 pence each on the basis of 7 new ordinary shares for every 24 existing ordinary shares. The issue price represented a discount of 33% to the closing ex-div share price on 23 May 2024, the announcement date of the Rights Issue. The structure of the Rights Issue gave rise to a merger reserve, representing the net proceeds of the Rights Issue less the nominal value of the new shares issued. Following the receipt of the cash proceeds through the structure, the excess of the net proceeds over the nominal value of the share capital issued was considered realised and has been transferred from the merger reserve to retained earnings.

The discount element inherent in the Rights Issue is treated as a bonus issue of shares. Basic and diluted earnings per share figures have been restated for the comparative period, by adjusting the weighted average number of shares for a factor of 1.0811 to reflect the bonus element of the June 2024 Rights Issue, in accordance with IAS 33 Earnings per Share (note 8). For comparability, dividends per share are also restated after taking account of the bonus element of the Rights Issue, in note 10.

Allotted, called up and fully paid shares of 12 204⁄473 pence each:

	Allotted, called-up and fully paid
	Shares	Nominal value
	million	£m
At 1 April 2024	3,967	493
Issued in Rights Issue	1,085	135
Issued during the period in lieu of dividends1	74	9
At 30 September 20242	5,126	637

1.  The issue of shares under the scrip dividend programme is considered to be a bonus issue under the terms of the Companies Act 2006, and the nominal value of the shares is charged to the share premium account.
2.  At 30 September 2024, the Company held 241 million (31 March 2024: 247 million) of its own shares.

10. Dividends
	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends
Final dividend in respect of the year ended 31 March 2024	39.12	811	643
Interim dividend in respect of the year ended 31 March 2024	19.40	393	320
Final dividend in respect of the year ended 31 March 2023	37.60	1,325	56

For comparability purposes the table below presents dividends per share adjusted for a factor of 1.0811 to reflect the bonus element of the Rights Issue:

	Pence per share (actual)	Impact of Rights Issue	Pence per share (adjusted)
Ordinary dividends
Final dividend in respect of the year ended 31 March 2024	39.12	(2.93)	36.19
Interim dividend in respect of the year ended 31 March 2024	19.40	(1.46)	17.94
Final dividend in respect of the year ended 31 March 2023	37.60	(2.82)	34.78

The Directors are proposing an interim dividend of 15.84 pence per share to be paid in respect of the year ending 31 March 2025. This would absorb approximately £774 million of shareholders' equity.

A final dividend for the year ended 31 March 2024 of 39.12 pence per share was paid in August 2024. The cash dividend paid was £811 million with an additional £643 million settled via a scrip issue.

11. Fair value measurement

Assets and liabilities measured at fair value
Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 202 of the Annual Report and Accounts for the year ended 31 March 2024.

	30 September 2024				31 March 2024
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Investments held at fair value through profit and loss	5,589	-	406	5,995	3,084	-	483	3,567
Investments held at fair value through other comprehensive income1	-	389	-	389	-	397	-	397
Financing derivatives	-	467	53	520	-	293	40	333
Commodity contract derivatives	-	34	4	38	-	35	-	35
	5,589	890	463	6,942	3,084	725	523	4,332
Liabilities
Financing derivatives	-	(1,044)	(105)	(1,149)	-	(1,022)	(104)	(1,126)
Commodity contract derivatives	-	(102)	(22)	(124)	-	(105)	(13)	(118)
	-	(1,146)	(127)	(1,273)	-	(1,127)	(117)	(1,244)
Total	5,589	(256)	336	5,669	3,084	(402)	406	3,088

1.  Investments held include instruments which meet the criteria of IFRS 9 or IAS 19.

The estimated fair value of total borrowings, excluding lease liabilities, using market values at 30 September 2024 is £41,604 million (31 March 2024: £42,617 million).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets and primarily comprise investments in short-term money market funds.

Our level 2 financial investments held at fair value primarily include bonds with a tenor greater than one year and are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where forward monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our level 3 commodity contract derivatives primarily consist of our forward purchases of electricity and gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

11. Fair value measurement continued

Our level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of relatively small, early-stage non-controlling minority interest unquoted investments where prices or valuation inputs are unobservable. Out of 38 equity investments, 11 are fair valued based on the latest transaction price (a price within the last 12 months), either being the price we paid for the investments, marked to a latest round of funding and adjusted for our preferential rights or based on an internal model. In addition, we have 25 investments without a transaction in the last 12 months that underwent an internal valuation process using the Black-Scholes Murton Option Pricing Model (OPM Backsolve). Between 12 and 18 months a blend between OPM Backsolve and other techniques are utilised such as proxy group revenue multiples, discounted cash flow, comparable company analysis and probability weighted expected return approach in order to triangulate a valuation. After 18 months the valuation is based on these alternative methods as the last fundraising price is no longer a reliable basis for valuation.

Our level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives		Commodity contract derivatives		Other
Six months ended 30 September	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m
10% increase in commodity prices	-	-	2	15	-	-
10% decrease in commodity prices	-	-	(2)	(15)	-	-
+10% market area price change	-	-	11	12	-	-
-10% market area price change	-	-	(10)	(11)	-	-
+20 basis point increase in Limited Price Index (LPI) market curve	(40)	(38)	-	-	-	-
-20 basis point decrease in LPI market curve	38	38	-	-	-	-
+20 basis point increase between Retail Price Index (RPI) and Consumer Price Index (CPI)	36	36	-	-	-	-
-20 basis point decrease between RPI and CPI market curves	(33)	(33)	-	-	-	-
+100 basis points change in discount rate	-	-	-	-	(6)	(8)
-100 basis points change in discount rate	-	-	-	-	7	9
+10% change in venture capital price	-	-	-	-	26	30
-10% change in venture capital price	-	-	-	-	(26)	(30)

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other level 3 assets and liabilities would not result in a material change in fair values.

11. Fair value measurement continued

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives		Commodity contract derivatives		Other1		Total
	2024	2023	2024	2023	2024	2023	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 April	(64)	(100)	(13)	(36)	483	433	406	297
Net gains/(losses) through the consolidated income statement for the period2,3	12	25	(19)	(4)	(54)	26	(61)	47
Purchases	-	-	-	(10)	19	11	19	1
Settlements	-	-	4	7	(42)	3	(38)	10
Reclassification/transfers out of level 3⁴	-	-	10	-	-	-	10	-
At 30 September	(52)	(75)	(18)	(43)	406	473	336	355

1.  Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss. Net gains and loss are recognised within finance income and costs in the income statement.
2.  Gains of £12 million (2023: gains of £25 million) are attributable to derivative financial instruments held at the end of the reporting period and have been recognised in finance costs in the income statement.
3.  Losses of £19 million (2023: losses of £4 million) are attributable to the commodity contract derivative financial instruments held at the end of the reporting period and have been recognised in other operating costs in the consolidated income statement.
4.  £10 million of US Commodity contract derivatives were reclassified out of Level 3 to Level 2 in the period due to improved observability of the fair value of these instruments.

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. The carrying value of current financial assets at amortised cost approximates their fair values, primarily due to short-dated maturities.

12. Net debt

Net debt is comprised as follows:

	30 September 2024	31 March 2024
	£m	£m
Cash and cash equivalents	1,125	559
Current financial investments	6,140	3,699
Borrowings and bank overdrafts	(45,176)	(47,072)
Financing derivatives1	(629)	(793)
Net debt (net of related derivative financial instruments)	(38,540)	(43,607)

1.  Includes £58 million liability (31 March 2024: £36 million liability) in relation to the hedging of capital expenditure. The cash flows related to these derivatives are included within investing activities in the consolidated cash flow statement which gives alignment with the presentation of the hedged item. The financing derivatives balance included in net debt exclude the commodity derivatives.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2024			31 March 2024
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	520	(1,149)	(629)	333	(1,126)	(793)
Commodity contract derivatives	38	(124)	(86)	35	(118)	(83)
Total derivative financial instruments	558	(1,273)	(715)	368	(1,244)	(876)

13. Pensions and other post-retirement benefit obligations

	30 September 2024	31 March 2024
	£m	£m
Present value of funded obligations	(17,058)	(17,601)
Fair value of plan assets	19,247	19,733
	2,189	2,132
Present value of unfunded obligations	(253)	(266)
Other post-employment liabilities	(61)	(52)
Net defined benefit asset	1,875	1,814
Presented in consolidated statement of financial position:
Assets	2,478	2,407
Liabilities	(603)	(593)
	1,875	1,814

Key actuarial assumptions	30 September 2024	31 March 2024
Discount rate - UK past service	5.02%	4.87%
Discount rate - US	4.90%	5.15%
Rate of increase in RPI - UK past service	2.95%	3.05%

The movement in the net pensions and other post-retirement benefit (OPEB) obligations position in the period can be analysed as follows:

	30 September 2024	30 September 2023
	£m	£m
Opening net defined benefit asset	1,814	1,951
Cost recognised in the income statement	(29)	(34)
Employer contributions	81	80
Remeasurement and foreign exchange effects recognised in the statement of other comprehensive income	18	(257)
Other movements	(9)	(3)
Closing net defined benefit asset	1,875	1,737

The pension and OPEB surpluses in both the UK and the US of £1,359 million and £1,119 million respectively (31 March 2024: £1,317 million and £1,090 million) continue to be recognised as assets under IFRIC 14 as explained on page 180 of the Annual Report and Accounts for the year ended 31 March 2024.

In June 2023, the UK High Court issued a ruling, which was subsequently upheld by the Court of Appeal in July 2024, in the case of Virgin Media Limited versus NTL Pension Trustees II Limited and others relating to the validity of certain historical pension changes. The Group has performed its review of past significant changes made to its UK defined benefit pension arrangements and it has concluded that there is no financial impact from the ruling of the case.

14. Commitments and contingencies

At 30 September 2024, there were commitments for future energy purchase agreements of £13,403 million (31 March 2024: £14,175 million) and future capital expenditure contracted but not provided for in relation to the acquisition of property, plant and equipment of £3,697 million (31 March 2024: £3,250 million).

We also have contingencies in the form of certain guarantees and letters of credit. These are described in further detail in note 30 to the Annual Report and Accounts for the year ended 31 March 2024.

Legal and regulatory proceedings
Through the ordinary course of our operations, we are party to various litigation, claims, regulatory proceedings and investigations. We do not expect the ultimate resolution of any proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

15. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2024	2023	Year ended 31 March 2024
Closing rate applied at period end	1.34	1.22	1.26
Average rate applied for the period	1.30	1.25	1.26

16. Related party transactions

Related party transactions in the six months ended 30 September 2024 were substantially the same in nature to those disclosed in note 31 of the Annual Report and Accounts for the year ended 31 March 2024. There were no other related party transactions in the period that have materially affected the financial position or performance of the Group.

17. Post balance sheet events

On 1 October 2024, the Group completed the disposal of the ESO (see note 6). The gain on disposal, which is subject to certain completion adjustments, will be reflected in the Annual Report and Accounts for the year ended 31 March 2025.

On 31 October 2024, the Trustees of the National Grid Electricity Group of the Electricity Supply Pension Scheme entered into a buy-in transaction of £1.7 billion covering the pensioner and dependant members of the plan. This buy-in is a bulk annuity policy held by the Trustees and provides the income needed to pay the pensions to the members covered by the policy. It was funded by existing scheme assets (mainly gilts) and also included the novation of the longevity swap policy to the insurer. IAS 19 requires that the asset value placed on buy-in policies such as this one to be consistent with the corresponding value of liabilities (rather than the price paid). Accordingly, this will result in a reduction in the pension asset for the year ended 31 March 2025, with the recognition of actuarial losses within the consolidated statement of other comprehensive income.

Principal risks and uncertainties

When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2024 (Group Principal Risks on pages 24-30 and inherent risks on pages 226-231) were reviewed to ensure that the disclosures remained appropriate and adequate. Below is a summary of our key risks as at 30 September 2024:

People risks
■
Risk that we do not have, across our workforce and within our leadership, the capability or capacity necessary to deliver on existing or future commitments because of ineffective planning for future people needs, insufficient development of people and failure to attract and retain people in a competitive market for skills and talent, leading to failure to deliver on our business goals, strategic priorities and vision to be at the heart of a clean, fair and affordable energy future.

Financial risks
■
Risk that we are unable to fund our business efficiently as a result of a lack of access to a wide pool of investors, market volatility, unsatisfactory regulatory outcomes or unsatisfactory financial or operational performance of the business, leading to a lack of access to capital, impacting our ability to achieve our strategic objectives, including our proposed capital investment programme.

Strategic risks
■
Failure to influence future energy policies and secure satisfactory regulatory agreements because of lack of insight or unsuccessful negotiations leading to poor regulatory outcomes, energy policies that negatively impact our operations, impacts on market prices, reduced financial performance, fines/penalties, increased costs to remain compliant and/or reputational damage.
■
Failure to identify and/or deliver upon the actions necessary to meet our climate change targets and enable the wider energy transition because of poor monitoring and response to external developments associated with mitigating climate change, leading to legal risks or reputational impacts of not meeting our climate change targets and in the longer-term reaching net zero by 2050.
■
Risk in not positioning ourselves appropriately to political and societal expectations because of a failure to proactively monitor the landscape or to anticipate and respond to changes leading to reputational damage, political intervention, threats to the Group's licences to operate and our ability to achieve our objectives.

Operational risks
■
Failure to adequately anticipate and manage disruptive forces on our systems because of a cyber-attack, poor recovery of critical systems or malicious external or internal parties resulting in an inability to operate the network, damage to assets, loss of confidentiality, integrity and/or availability of systems.
■
Failure to predict and respond adequately to significant energy disruption events to our assets resulting from asset failure (including third party interactions e.g. control systems protection etc.), climate change, storms, attacks or other emergency events leading to significant customer harm, lasting reputational damage with customers, regulators and politicians, material financial losses, loss of franchise or significant damage to investor confidence.
■
Failure to predict and respond adequately to disruptions in upstream energy supply because of energy falling short of capacity needs leading to challenges in balancing supply and customer demand, with adverse impacts on customers and/or the public, reputational damage and regulatory impacts.
■
Risk of a catastrophic asset failure or bulk power system failure because of failure of a critical asset or system, substandard operational performance or inadequate maintenance, third-party damage and undetected system anomalies leading to a significant public or employee safety and/or environmental event.
■
Failure to deliver on our major capital project programme within the required timeframes because of misalignment or lack of clarity with regulatory expectations, unclear financial frameworks to incentivise investment, complex planning requirements, external impacts on supply chain or a failure to demonstrate clear, long-term economic benefits to communities leading to increased costs, schedule over-runs, compromised quality, reputational damage and detrimentally impacting our ability to deliver our clean energy transition strategy.

Statement of Directors' Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the United Kingdom's Financial Conduct Authority.

The Directors confirm that to the best of their knowledge:

a)   the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board and as adopted by the United Kingdom;

b)  the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)  the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

...................................                                           ..........................................
John Pettigrew                                                      Andy Agg
6 November 2024                                                 6 November 2024
Chief Executive                                                    Chief Financial Officer

Independent Review Report to National Grid plc

Conclusion
We have been engaged by the Company (National Grid plc) to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 September 2024 which comprises the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 17 (collectively referred to as the 'interim financial information').

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2024 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, 'Interim Financial Reporting'.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the Directors have inappropriately adopted the going concern basis of accounting or that the Directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the Directors
The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

In preparing the half-yearly financial report, the Directors are responsible for assessing the Group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the review of the financial information
In reviewing the half-yearly financial report, we are responsible for expressing to the Company a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
6 November 2024

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below. For each of these we present a reconciliation to the most directly comparable IFRS measure. We present 'constant currency' comparative period performance and capital investment by applying the current period average exchange rate to the relevant US dollar amounts in the comparative periods presented, to remove the year-on-year impact of foreign exchange translation.

Net revenue and underlying net revenue
'Net revenue' is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers. Underlying net revenue further adjusts this to reflect the impact of 'timing', i.e. the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments).

			2024
Six months ended 30 September	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,274	(203)	1,071	82	1,153
UK Electricity Distribution	1,166	(95)	1,071	(191)	880
UK Electricity System Operator	1,029	(1,217)	(188)	479	291
New England	1,545	(663)	882	148	1,030
New York	2,341	(869)	1,472	318	1,790
National Grid Ventures	650	-	650	-	650
Other	98	-	98	-	98
Sales between segments	(142)	-	(142)	-	(142)
Total from continuing operations	7,961	(3,047)	4,914	836	5,750

			2023
Six months ended 30 September	Gross revenue £m	Pass- through costs £m	Net revenue £m	Timing £m	Underlying net revenue £m
UK Electricity Transmission	1,356	(104)	1,252	(183)	1,069
UK Electricity Distribution	850	(114)	736	87	823
UK Electricity System Operator	1,734	(1,123)	611	(409)	202
New England	1,441	(690)	751	250	1,001
New York	2,365	(806)	1,559	149	1,708
National Grid Ventures	666	-	666	-	666
Other	142	-	142	-	142
Sales between segments	(65)	-	(65)	-	(65)
Total from continuing operations	8,489	(2,837)	5,652	(106)	5,546

Alternative performance measures/non-IFRS reconciliations (continued)

Adjusted profit measures
In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 18 and reconciled below.

Adjusted results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. Further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 63 of the Annual Report and Accounts for the year ended 31 March 2024, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred costs (after deductibles) exceed $100 million in any given year we also exclude the net amount from underlying earnings. Underlying results also exclude deferred tax in our UK regulated business (NGET and NGED). Our UK regulated revenue contain an allowance for current tax, but not for deferred tax, so excluding the IFRS deferred tax charge aligns our underlying results APM more closely with our regulatory performance measures. Group underlying EPS is one of the incentive targets set annually and part of the LTPP target for remunerating certain Executive Directors.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2024, which was $1.30 to £1.00. The weighted average rate for the six months ended 30 September 2023, was $1.25 to £1.00. Assets and liabilities as at 30 September 2024 have been retranslated at the closing rate at 30 September 2024 of $1.34 to £1.00. The closing rate for the balance sheet date 31 March 2024 was $1.26 to £1.00.
Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings - at actual exchange rates - continuing operations
Six months ended 30 September 2024	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Deferred tax on underlying profits in NGET and NGED	Underlying
	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	642	-	642	82	-	-	724
UK Electricity Distribution	759	5	764	(191)	-	-	573
UK Electricity System Operator	(213)	(151)	(364)	479	-	-	115
New England	87	2	89	148	-	-	237
New York	(50)	20	(30)	318	-	-	288
National Grid Ventures	145	2	147	-	-	-	147
Other	(61)	23	(38)	-	-	-	(38)
Total operating profit	1,309	(99)	1,210	836	-	-	2,046
Net finance costs	(682)	12	(670)	-	-	-	(670)
Share of post-tax results of JVs and associates	57	3	60	-	-	-	60
Profit before tax	684	(84)	600	836	-	-	1,436
Tax	(112)	(17)	(129)	(219)	-	184	(164)
Profit after tax	572	(101)	471	617	-	184	1,272

Six months ended 30 September 2023	Statutory	Exceptionals and remeasurements	Adjusted	Timing	Major storm costs	Deferred tax on underlying profits in NGET and NGED	Underlying1
	£m	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	838	1	839	(183)	-	-	656
UK Electricity Distribution	472	4	476	87	-	-	563
UK Electricity System Operator	443	-	443	(409)	-	-	34
New England	(47)	15	(32)	250	-	-	218
New York	8	(38)	(30)	149	-	-	119
National Grid Ventures	310	(91)	219	-	-	-	219
Other	(39)	26	(13)	-	-	-	(13)
Total operating profit	1,985	(83)	1,902	(106)	-	-	1,796
Net finance costs	(685)	(26)	(711)	-	-	-	(711)
Share of post-tax results of JVs and associates	71	(12)	59	-	-	-	59
Profit before tax	1,371	(121)	1,250	(106)	-	-	1,144
Tax	(307)	20	(287)	19	-	158	(110)
Profit after tax	1,064	(101)	963	(87)	-	158	1,034

1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Adjusted and Underlying Profits - at constant currency
		At constant currency
Six months ended 30 September 2023	Adjusted at actual exchang e rate	Constant c urrency adjustment	Adjusted	Timing	Major storm costs	Underlying1
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	839	-	839	(183)	-	656
UK Electricity Distribution	476	-	476	87	-	563
UK Electricity System Operator	443	-	443	(409)	-	34
New England	(32)	-	(32)	243	-	211
New York	(30)	-	(30)	145	-	115
National Grid Ventures	219	-	219	-	-	219
Other	(13)	-	(13)	-	-	(13)
Total operating profit	1,902	-	1,902	(117)	-	1,785
Net finance costs	(711)	13	(698)	-	-	(698)
Share of post-tax results of JVs and associates	59	(1)	58	-	-	58
Profit before tax	1,250	12	1,262	(117)	-	1,145

1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).

Earnings per share calculations from continuing operations - At actual exchange rates
The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2024	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions	Earnings per share pence
Statutory	572	(1)	571	4,526	12.6
Adjusted (also referred to as Headline)	471	(1)	470	4,526	10.4
Underlying	1,272	(1)	1,271	4,526	28.1

Six months ended 30 September 2023	Profit after tax £m	Non-controlling interest £m	Profit after tax attributable to the parent £m	Weighted average number of shares Millions2	Earnings per share pence
Statutory	1,064	(1)	1,063	3,981	26.7
Adjusted (also referred to as Headline)	963	(1)	962	3,981	24.2
Underlying¹	1,034	(1)	1,033	3,981	25.9

1.  Prior year comparatives have been restated to reflect the change in our underlying earnings definition to remove the deferred tax in UK regulated businesses (NGET and NGED).
2.  Comparatives have been restated to reflect the impact of the bonus element of the Rights Issue (see note 9).

Alternative performance measures/non-IFRS reconciliations (continued)

Timing impacts from continuing operations
Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to 'over and under-recoveries'. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England1 £m	New York1 £m	Total £m
1 April 2024 opening balance2	154	(288)	941	(441)	647	1,013
Over/(under)-recovery	(82)	191	(479)	(148)	(318)	(836)
30 September 2024 closing balance to (recover)/return	72	(97)	462	(589)	329	177

	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England1 £m	New York1 £m	Total £m
1 April 2023 opening balance2	(217)	(119)	78	(381)	676	37
Over/(under)-recovery	183	(87)	409	(243)	(145)	117
30 September 2023 closing balance to (recover)/return	(34)	(206)	487	(624)	531	154
1.  New England and New York in-year over/(under)-recovery and all New England and New York balances have been translated using the average exchange rate for the half year ended 30 September 2024.
2.  Opening balances have been restated to reflect the finalisation of calculated over/(under)-recoveries in the UK and the US and also adjusted for the regulatory time value of money impact on opening balances, where appropriate, in the UK.

Rebased dividend per share
The table below reconciles the actual dividend per share paid with a 'rebased dividend per share' calculated using a hypothetical assumption that all of the additional shares from the Rights Issue existed for previous reporting periods.

	Total dividend £m	Number of shares millions	Actual dividend per share pence	Rights Issue additional shares millions	Total number of shares (rebased) millions	Rebased dividend per share pence
Final dividend in respect of the year ended 31 March 2024	1,454	3,717	39.12	1,085	4,802	30.28
Interim dividend in respect of the year ended 31 March 2024	713	3,676	19.40	1,085	4,761	14.98
Total dividend for the year ended 31 March 2024	2,167	n/a	58.52	1,085	n/a	45.26

Alternative performance measures/non-IFRS reconciliations (continued)

Capital investment - at constant currency
We have updated our definition of capital investment this year. 'Capital investment' or 'investment' both refer to additions to property, plant and equipment and intangible assets, including capital prepayments plus equity contributions to joint ventures and associates during the period. This measure of capital investment is aligned with how we present our segmental information (see note 2(c) to the financial statements for further details). References to 'capital investment' in our regulated networks include the following segments: UK Electricity Transmission, UK Electricity Distribution, UK Electricity System Operator (prior to classification as held for sale), New England and New York, but exclude National Grid Ventures and 'Other'. Capital investment measures are presented at actual exchange rates, but are also shown on a constant currency basis to show the year-on-year comparisons excluding any impact of foreign currency translation movements.

	At actual exchange rates			At constant currency
Six months ended 30 September	2024	2023	% change	2024	2023	% change
	£m	£m		£m	£m
UK Electricity Transmission	1,290	899	43	1,290	899	43
UK Electricity Distribution	647	608	6	647	608	6
UK Electricity System Operator	-	75	(100)	-	75	(100)
New England	814	789	3	814	764	7
New York	1,569	1,257	25	1,569	1,217	29
Capital investment (regulated networks)	4,320	3,628	19	4,320	3,563	21
National Grid Ventures	279	316	(12)	279	312	(11)
Other	4	2	100	4	2	100
Group capital investment - total	4,603	3,946	17	4,603	3,877	19

[1]  Subject to customary closing adjustments, including timing differences.
[2]  All figures exclude ESO employees. As at 31 March 2024, Group gender and ethnically diverse headcount inclusive of ESO was circa 7,700 and 5,800, respectively.
[3]  Subject to customary closing adjustments, including timing differences.
[4]  All figures exclude ESO employees. As at 31 March 2024, Group gender and ethnically diverse headcount inclusive of ESO was circa 7,700 and 5,800, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 07 November 2024